Exhibit 99.2

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MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders:

2023 marked a transformational year for MAG. With the long-awaited completion of the connection to the national electrical grid in early 2023, Juanicipio (MAG 44%; Fresnillo plc (“Fresnillo”) 56% and Operator) commenced commissioning and start-up of the processing plant during Q1 2023. Commissioning progressed incredibly well, exceeding our expectations and achieving nameplate capacity of 4,000 tonnes per day during Q2. The success of the commissioning allowed us to declare commercial production on June 4, 2023, paving the way for attaining sustained nameplate capacity in Q3 2023.

While focusing on plant commissioning, Juanicipio continued processing mineralized material from the Valdecañas Vein system through Fresnillo’s adjacent Fresnillo and Saucito processing plants. This strategic move supplemented cash flows from the mine, partially funding the construction costs and reducing funding required by MAG, which speaks to the collaborative and supportive relationship we have built and continue to foster with Fresnillo.

During the rapid ramp up of Juanicipio processing, the joint venture progressively reduced processing material through the neighbouring plants. In Q4 2023, more than 95% of the total mill feed was processed at the Juanicipio plant, which is aligned with our operating intention: to process all of the mined ore exclusively through Juanicipio.

Additional 2023 highlights on a 100% basis include:

Tonnes milled:	1.3 million
Average silver head grade:	472 g/t
Silver Production:	16.8 million ounces
H2 2023 all-in sustaining cost (AISC):	US$9.18/oz silver sold
H2 2023 free cash flow:	US$103 million

MAG recently achieved another milestone, releasing an updated technical report for Juanicipio on March 26, 2024 (the “2024 Technical Report”). This report, the first update since the 2017 PEA, includes the inaugural declaration of Mineral Reserves for Juanicipio by MAG. With extensive step-out and in-fill drilling conducted around the Valdecañas Vein System since 2017, we have witnessed a significant 33% growth in Measured and Indicated Resources and a 16% growth in Inferred Resources, setting the stage for an inaugural Mineral Reserve of 312 million silver equivalent ounces (calculated as described in the 2024 Technical Report). The updated 2024 Technical Report outlines a detailed initial 13-year life of mine plan based on these Mineral Reserves. Importantly, with the very significant inferred endowment at Juanicipio, we see enormous potential to extend the initial life of mine with opportunistic conversion in the near term, bringing additional high grade feed into the mine plan. Historical conversion of the inferred material in this region has been very high (80 – 90%) and we look forward to allocating incremental exploration spend to rapidly convert this opportunity. The 2024 Technical Report continues to confirm Juanicipio is a high margin, Tier-1, district scale silver producer, poised to return robust cash flows well into the future.

Our focus at Juanicipio for 2024 and onwards is twofold:

1.	Continue to work collaboratively with Fresnillo to optimize the Juanicipio operation and maximize the generation of free cash flow; and

2.	Continue to explore the Juanicipio property, in and near the mine, as well as greenfield exploration targets.

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MAG Silver Corp.	2024 Management Information Circular

MAG’s DNA is still very much exploration. As we proceed with optimizing and enhancing cash margins at Juanicipio, we are constantly reminded that the Juanicipio property is still essentially un-explored, with only 5% of the surface area exposed to exploration. There is compelling geological evidence that additional upwelling zones like Valdecañas may exist on the joint venture property, and the discovery of another would be transformational. We continue to work with Fresnillo to determine the best approach to discovering the next upwelling zones on the Juanicipio property.

We also continue to explore the Deer Trail exploration property in Utah, building upon the Carissa discovery of 2023 and validating the “hub and spoke” mineralization model, an analogy to the Bingham Canyon deposit north of Deer Trail. We are encouraged by the mineralization we are encountering as the drill program advances, and believe we are obtaining sufficient alteration and mineralization data to now vector in on more substantial mineralized intercepts.

In addition, our exploration efforts at the Larder property in Ontario are prospective. We have had success in confirming the mine sequence and associated gold mineralization continues at depth below the Bear and Cheminis deposits on the main Cadillac-Larder break, a prodigious historical producer of high-grade gold deposits. We are now turning our attention to other targets that the property also straddles, with the primary objective of achieving fresh new discoveries off the main break. The recent acquisition of the neighbouring Goldstake property increases MAG’s land position in the area, makes us one of the dominant mineral title holders in this prodigious gold district, and increases our opportunities to find a high-grade gold deposit.

We continue to maintain focus on our core value of caring: at MAG we prioritize the health and safety of our employees, contractors, and nearby communities. We engage actively with Fresnillo and at our exploration projects to implement foundational approaches to health and safety, while supporting innovative community programs. In 2023, we released our second Sustainability Report, underscoring MAG’s fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of our environmental, social and governance (“ESG”) commitments, practices and performance.

With respect to governance, we have prioritized board refreshment over the last three years, significantly reducing the average board tenure and building out our board skill set to reflect the fact that we are now a silver producer, while emphasizing diversity in candidate selection. We have also deepened the depth of talent and are immensely proud of our leadership team, which is our greatest asset with over 200 years of combined industry expertise and experience.

We would like to acknowledge the significant contribution Dan MacInnis has made to the Company as CEO from 2005 to 2013, and as a director until 2024. Dan’s leadership has been instrumental in MAG’s success, and we wish him all the best in his retirement.

MAG is now well positioned to generate robust free cash flows from Juanicipio well into the future. This cornerstone asset continues to provide the foundation to build value for shareholders through exploration on the Juanicipio property, Deer Trail and Larder, as well as provide excess cash, of which we will determine the most appropriate allocation to maximize shareholder value.

On behalf of our Board of Directors and the entire MAG team, we thank you for your continued support.

Sincerely,

“Peter Barnes”	&	“George Paspalas”
Board Chair		President & Chief Executive Officer

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at 9:00 a.m. (Pacific time) on Monday, June 17, 2024, for the following purposes:

•	to receive the audited financial statements of the Company for the financial year ended December 31, 2023 and accompanying report of the auditor;

•	to elect the eight (8) nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;

•	to appoint Deloitte LLP, an independent registered public accounting firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	to consider and, if deemed advisable, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation; and

•	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular dated May 8, 2024, accompanying this Notice of Meeting (the “Information Circular”). At the Meeting, shareholders will be asked to approve each of the foregoing items.

The Company will hold the Meeting in a virtual only format, via live audiocast. The virtual format provides all shareholders an equal opportunity to attend the Meeting regardless of their geographic location or particular constraints or circumstances they may be facing. At the Meeting, all shareholders in attendance will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Information Circular.

The directors of the Company have fixed May 8, 2024 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

Registered shareholders and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/MMKNNVG where they can participate, vote, or submit questions during the Meeting’s live audiocast.

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If you are a registered shareholder of the Company and are unable to attend the Meeting, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 9:00 a.m. (Pacific time) on Thursday, June 13, 2024 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice.

The Company will use notice-and-access procedures adopted by the Canadian Securities Administrators to deliver this Notice of Meeting and the Information Circular. Shareholders will receive a form of proxy or voting instruction form and the notice-and-access notification with instructions on how to access the Information Circular electronically. The Information Circular will be available on the Company’s website for one full year at https://magsilver.com/investors/#shareholder-meetings, and will also be filed under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/. Shareholders who wish to receive more information about notice-and-access or to receive paper copies of the Information Circular or other proxy-related materials, including the annual financial statements for the financial year ended December 31, 2023, and the accompanying management’s discussion and analysis, may contact 1-866-630-1399.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 8, 2024.

MAG SILVER CORP.

by:	“George Paspalas” George Paspalas President and Chief Executive Officer

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MAG Silver Corp.	2024 Management Information Circular

Table of Contents

Page

LETTER TO SHAREHOLDERS	iii
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING	v
MANAGEMENT INFORMATION CIRCULAR	4
PROXIES AND VOTING RIGHTS	4
Appointment of Proxies	7
Revocation of Proxies	9
Voting and Exercise of Discretion by Proxyholders	10
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	10
RECEIPT OF FINANCIAL STATEMENTS	10
PARTICULARS OF MATTERS TO BE ACTED UPON	11
1 Election of Directors	11
2 Appointment and Remuneration of Auditor	11
3 Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”	13
Other Business	14
About the Director Nominees	14
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	23
CORPORATE GOVERNANCE	24
Governance Highlights	24
Board of Directors	25
Board Composition and Independence	25
Board Mandate	25
Other Mandates and Position Descriptions	26
Board Committees	26
Board Meetings	28
Nomination of Directors	29
Board and Committee Assessments	30
Board Skills and Experience	30
Diversity, Equity and Inclusion	32
Board Refreshment and Director Tenure	34
Orientation and Continuing Education	34
Ethical Business Conduct	36
Succession Planning	36
Shareholder Engagement	37
Director Compensation and Share Ownership	38
Share-Based Awards	38

MAG Silver Corp.	2024 Management Information Circular

Director Share Ownership Requirement	39
Director Compensation Table	40
STATEMENT OF EXECUTIVE COMPENSATION	41
Named Executive Officers	41
Compensation Governance	42
Compensation Risk Management	43
Senior Management Share Ownership Requirement	44
Compensation Discussion and Analysis	48
Performance Graph	59
Executive Compensation Alignment with Shareholder Experience	60
Incentive Plan Awards	69
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS	71
Equity Compensation Plan Information	71
Termination and Change of Control Benefits	71
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	74
MANAGEMENT CONTRACTS	74
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	74
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	75
ADDITIONAL INFORMATION	75
APPROVAL OF THE BOARD OF DIRECTORS	76
EXHIBIT A – BOARD MANDATE	78

MAG SILVER CORP. Suite 770, 800 W. Pender St., Vancouver, BC, Canada V6C 2V6 Tel: 604-630-1399 Fax: 604-681-0894

MANAGEMENT INFORMATION CIRCULAR

Dated: May 8, 2024

This Management Information Circular (“Information Circular”) accompanies the Notice (the “Notice of Meeting”) of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held virtually on Monday, June 17, 2024 (the “Meeting Date”) at the time and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

In this Information Circular, unless otherwise indicated, all dollar amounts “$” are expressed in Canadian dollars. Unless otherwise stated, the information contained in this Information Circular is as of May 8, 2024.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily through the use of the notice-and-access procedures detailed below under the heading “Notice-and-Access”, however, proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company has engaged Kingsdale Advisors (“Kingsdale”) to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of MAG Silver Corp. Shareholders may contact Kingsdale Advisors, MAG Silver’s strategic advisor by telephone at 1-866-481-2532 (toll-free in North America) or 1-437-561-5018 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common shares in the capital of the Company (“Common Shares”) so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

MAG Silver Corp.	2024 Management Information Circular

Notice-and-Access

The Company intends to deliver the Notice of Meeting, the Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) to Shareholders using the notice-and-access procedures (“Notice-and-Access”) set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Company will post the Meeting Materials on its website at https://magsilver.com/investors/#shareholder-meetings¸ where the Meeting Materials will remain for one full year. The Meeting Materials will also be available under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

The Company will continue to arrange delivery of paper copies of this Information Circular and other proxy-related materials to those Registered Shareholders and Non-Registered Shareholders who previously elected to receive paper copies of such materials. All other Shareholders will receive a notice package (the “Notice Package”) which will contain information on how to obtain electronic and paper copies of this Information Circular and other proxy-related materials in advance of the Meeting as well as how to vote.

The Company will not use procedures known as “stratification” in relation to the use of Notice-and-Access, meaning that both Registered Shareholders and Non-Registered Shareholders will be mailed a Notice Package. If the Company or its agent has sent the Notice Package directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance NI 54-101, the Company has elected to send the Notice Package indirectly to the NOBOs and to the OBOs through their Intermediaries, the cost of which will be borne by the Company.

Shareholders who wish to receive more information about Notice-and-Access or to receive paper copies of the Information Circular or other proxy-related materials, including the annual financial statements for the financial year ended December 31, 2023, and the accompanying management’s discussion and analysis, may contact 1-866-630-1399. Requested materials will be sent to the requesting Shareholders at no cost to them within three (3) business days of their request, if such requests are made before the Meeting or any postponement or adjournment thereof.

Non-Registered Shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

MAG Silver Corp.	2024 Management Information Circular

How to Vote

The Company will hold the Meeting in a virtual only format, via live audiocast. All shareholders who attend the Meeting will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Information Circular.

Registered Shareholders	Non-Registered Shareholders
Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Attending the Meeting Virtually	Attending the Meeting Virtually

1.    Log into https://meetnow.global/MMKNNVG on the Meeting Date

2.    Click “Join Meeting Now” and enter your control number (provided by Computershare) before the start of the Meeting.

3.    Vote shares via the same link above.

1.   Enter you name in the blank space on the VIF or form of proxy provided to you and return the same to your broker (or broker’s agent)

2.   Register with Computershare: www.computershare.com/appointee

3.   Log into https://meetnow.global/MMKNNVG on the Meeting Date

4.   click “Join Meeting Now” and enter your control number (provided by Computershare) before the start of the Meeting.

5.   Enter your control number before the start of the meeting.

6.   Vote shares via the same link above

TECHNICAL DIFFICULTIES?

If you experience technical difficulties during the check-in process or during the meeting, please call:

1-888-724-2416 (Toll free in North America) or

+1 781-575-2748 (Outside North America, long distance charges will apply)

It is recommended that shareholders or guests log in at least one hour before the meeting begins to allow sufficient time to check in and complete any procedures. The Meeting will begin promptly at 9:00 am (Pacific time) on June 17, 2024, unless it is postponed or adjourned. The latest version of Chrome, Safari, Edge or Firefox will be required to access the Meeting. Internet Explorer is not supported.

MAG Silver Corp.	2024 Management Information Circular

Registered Shareholders		Non-Registered Shareholders
Not Attending the Meeting		Not Attending the Meeting
Return your completed, signed and dated proxy in one of the following ways:		Submit your VIF or form of proxy following the instructions set out on the form well in advance of the Meeting in one of the following ways:
Internet	You may vote over the internet by going to www.investorvote.com. You will need to enter your control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Complete, sign and return the enclosed form of proxy by email to: Computershare Investor Service Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1	Complete, sign and return the enclosed form of proxy by email to: Computershare Investor Service Inc. 100 University Ave, 8th Floor Toronto, Ontario M5J 2Y1
Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors at 1-866-481-2532 toll-free within Canada or the United States or 1-437-561-5018 (text and call enabled outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 9:00 a.m. (Pacific time) on Thursday, June 13, 2024 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at the Chair’s discretion without notice. If a Shareholder who has submitted a proxy attends the Meeting via the audiocast and has accepted the terms and conditions when entering the Meeting online, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded.

MAG Silver Corp.	2024 Management Information Circular

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a control number to participate in the online Meeting. To register a proxyholder, Shareholders MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Thursday, June 13, 2024 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a control number via email.

Without a control number, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Notice Package and relevant voting instruction form to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Common Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Common Shares at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form. Shareholders who have appointed someone to vote at the virtual Meeting MUST visit www.computershare.com/magsilver by 9:00 a.m. (Pacific time) on Thursday, June 13, 2024 and provide Computershare with their appointee’s contact information, so that Computershare may provide the proxyholder with a control number via email.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the Meeting.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the Meeting by clicking “Guest” and completing the online form. Non-Registered Shareholders who do not have a control number will only be able to attend as a guest, which allows them to listen to the Meeting; however, will not be able to vote or submit questions.

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank, or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to: Computershare, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1.

MAG Silver Corp.	2024 Management Information Circular

Requests for registration must be labeled as “Legal Proxy” and be received by 9:00 a.m. (Pacific time) on Thursday, June 13, 2024, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. You will receive confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your shares at https://meetnow.global/MMKNNVG during the Meeting. Please note that you are required to register your appointment at www.computershare.com/appointee.

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year’s Meeting virtually. Registered Shareholders, Non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as “guests”) will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the Summit platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Shareholders needing assistance completing and returning a proxy or voting instruction form may call Kingsdale Advisors toll free at 1-866-481-2532, or at 1-437-561-5018 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

o	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

o	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 9:00 a.m. (Pacific time) on June 13, 2024, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the online Meeting and accepting the online terms and conditions; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are using a control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

MAG Silver Corp.	2024 Management Information Circular

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s Board (as defined below) for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the Record Date (as defined herein) and the date hereof, the Company had 103,143,078 Common Shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 8, 2024 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of Common Shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Common Share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, other than as noted below, no Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company.

Blackrock, Inc., through certain of its investment advisory subsidiaries, beneficially owns, or exercises control or direction over, an aggregate 15,739,159 Common Shares, representing approximately 15.26% of the voting rights attached to all outstanding voting securities of the Company as of May 8, 2024 on a non-diluted basis.

RECEIPT OF FINANCIAL STATEMENTS

The consolidated financial statements of the Company for the financial year ended December 31, 2023, and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

MAG Silver Corp.	2024 Management Information Circular

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Election of Directors

The Board currently consists of nine members. The term of office of each of these directors expires at the Meeting. Management proposes to nominate the eight persons named in the table beginning on page 14 of this Information Circular for election as directors of the Company and to hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

Advance Notice of Director Nominations

A notice of meeting and record date was filed on SEDAR+ on April 18, 2024, being the first public announcement of the date of the Meeting. Pursuant to the Advance Notice Policy of the Company, originally adopted by the Board in 2012 and most recently re-approved on March 8, 2024, notice of any additional director nominations for the Meeting must be received by the Company in the form prescribed in, and in compliance with, the Advance Notice Policy, no later than the close of business on May 7, 2024. A copy of the Company’s Advance Notice Policy may be obtained under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

Majority Voting for Directors

The Board adopted a Majority Voting Policy in 2013, which is reviewed and, if needed, amended on an annual basis. The Majority Voting Policy was last reviewed on March 8, 2024, and no amendments were made. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the Meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee of the Board shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholders’ Meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide a copy to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s Majority Voting Policy is available on the Company website at https://magsilver.com/esg/#governance, or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The Board recommends a vote FOR each of the nominated directors.

2.	Appointment and Remuneration of Auditor

The Board recommends the re-appointment of Deloitte LLP as MAG Silver’s auditor to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration for the ensuing year.

As expected by Canadian securities regulatory authorities, a number of mechanisms are in place that strengthen auditor independence, without impeding audit quality and efficiency, including:

MAG Silver Corp.	2024 Management Information Circular

•	Auditor Engagement Partner Rotation: The rotation of the Company’s lead engagement and concurring partners at Deloitte LLP is intended to mitigate the risk of over familiarity and self-interest of such persons, and to promote objectivity. The lead engagement and concurring partners are subject to a five-year rotation requirement, followed by a two-year period of absence from the consolidated audit. The rotation of a new lead engagement partner for the Company commenced on January 1, 2023, for the audit of the fiscal year ended December 31, 2023. This rotation must not extend beyond the fiscal year ending December 31, 2027.

•	Regular Assessments: Annual assessments of the auditor are conducted by the Audit Committee to confirm, among other things, the ongoing quality, independence and effectiveness of the auditor. In addition, the Audit Committee and the Board undertook a comprehensive assessment of the auditor in 2023 concurrent with the audit partner rotation. Included in this assessment was a determination as to whether there is any threat of institutional familiarity that could impact the independence of the auditor and prevent the engagement team from exercising appropriate professional skepticism. The Audit Committee and the Board concluded their assessment with no concerns around the auditor independence and effectiveness. The Audit Committee and the Board will conduct this comprehensive assessment every 5 years concurrent with the audit partner rotation.

The fees paid to the auditor for years ended December 31, 2023 and 2022, are as follows:

	Year Ended December 31, 2023 (C$)	Year Ended December 31, 2022 (C$)
Audit Fees	451,620	389,000
Audit-Related Fees	4,746	4,073
Tax Fees	122,650	93,787
All Other Fees	0	0
Total	579,016	486,860

The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company’s annual consolidated financial statements, for the quarterly interim reviews of the Company’s unaudited consolidated financial statements, and for services that are required to be provided by Deloitte LLP in connection with regulatory filings.

Audit-Related Fees

The audit-related fees consist of amounts with respect to the Company’s Canadian Public Accountability Board fees that are remitted by Deloitte LLP on behalf of the Company.

Tax Fees

Tax fees are those incurred for professional services rendered by Deloitte LLP for tax compliance, including the preparation and review of tax returns and services related to the Company’s transfer pricing policies and documentation.

MAG Silver Corp.	2024 Management Information Circular

All Other Fees

There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

The vote result for the re-appointment of Deloitte LLP as MAG Silver’s auditors at last year’s annual general meeting is set out below:

Year	Percentage of Votes in Favour
2023	97.27%

The Board recommends a vote FOR the appointment of Deloitte LLP

3.	Advisory Vote on Executive Compensation – Voluntary Adoption of “Say on Pay”

The Board conducts an annual advisory vote by its Shareholders on the Company’s executive compensation (commonly referred to as “say on pay”). The advisory vote provides Shareholders the opportunity to advise the Board on their view on the Company’s executive compensation programs as presented in the Statement of Executive Compensation of this Information Circular, by voting on the following resolution:

“IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of MAG Silver Corp., the shareholders accept the approach to the executive compensation program as disclosed in the management information circular of MAG Silver Corp., dated May 8, 2024.”

The results of MAG’s “say on pay” vote at the previous three annual general meetings are set out below:

Year	Percentage of Votes in Favour
2023	98.40%
2022	96.91%
2021	98.51%

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and is not relieved of these responsibilities as a result of the advisory vote by Shareholders. However, the Board believes that it is essential for the Shareholders to be well informed of the Company’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, will be publicly filed under the Company’s profile on the SEDAR+ website (https://www.sedarplus.ca/).

The Board recommends a vote FOR the advisory resolution
to accept our approach to executive compensation

MAG Silver Corp.	2024 Management Information Circular

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

About the Director Nominees

Management proposes to nominate the eight persons named in the table below for election as directors of the Company. The following pages provide relevant information on each of the director nominees.

MAG Silver Corp.	2024 Management Information Circular

Peter D Barnes	Independent Director (1)(2)(4)
	Mr. Barnes is Chair of the Board of the Company (the “Board Chair”) and is a Fellow of the Chartered Professional Accountants of British Columbia. Mr. Barnes co-founded Wheaton Precious Metals (formerly, Silver Wheaton) in 2004, and served as their CEO from 2006 to 2011. Prior to that, he served as Executive Vice President and CFO of Goldcorp from 2005 to 2006.
British Columbia, Canada	Skills and Qualifications
Age: 67 Director Since: October 5, 2012 Tenure: 11.5 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Capital Markets • Financial / Audit & Risk Management • International Experience • Leadership & Strategy • Governance • Executive Compensation
	Board Meetings Attended
	Board (Chair)		7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 83.56%	Audit Committee		4 of 4	100%
Withheld: 16.44%	Governance and Nominating Committee		6 of 6	100%
Ownership Requirement:	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	106,954	116,463	0

MAG Silver Corp.	2024 Management Information Circular

Tim Baker	Independent Director (1)(3)(5)(6)
	Mr. Baker has a B.Sc. in Geology from Edinburgh University and has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold before retiring in 2010. Prior to joining Kinross, Mr. Baker was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar. Mr. Baker is currently a director of Triple Flag Precious Metals. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), RCF Acquisition, Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.
British Columbia, Canada	Skills and Qualifications
Age: 72 Director Since: March 31, 2021 Tenure: 3.0 years Principal Occupation: Corporate Director Other Public Directorships: Triple Flag Precious Metals Corp.	• Mine Development / Operations • Mineral Exploration • Environmental / Social • Executive Compensation • International Experience • Leadership & Strategy • Health & Safety
	Board Meetings Attended
	Board Meetings		7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 99.05%	Compensation and Human Resources Committee (Chair)		4 of 4	100%
Withheld: 0.95%	Health, Safety, Environment and Community Committee		4 of 4	100%
	Technical Committee		5 of 5	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	8,100	29,750	0

MAG Silver Corp.	2024 Management Information Circular

Jill D. Leversage	Independent Director (1)(2)(3)(4)
	Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals, RE Royalties, Insurance Corporation of BC and the Vancouver Airport Authority. She is a former director of Catalyst Paper Corporation and the Capital Markets Authority Implementation Organization (CMAIO). Ms. Leversage is a Fellow in the Institute of Chartered Professional Accountants and was a Chartered Business Valuator (ret.) of the Canadian Institute of Chartered Business Valuators.
British Columbia, Canada	Skills and Qualifications
Age: 67 Director Since: December 22, 2014 Tenure: 9.3 years Principal Occupation: Corporate Director Other Public Directorships: Aurinia Pharmaceuticals Inc. RE Royalties Ltd.	• Financial / Audit & Risk Management • Capital Markets • Governance • Executive Compensation • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 98.70%	Audit Committee		4 of 4	100%
Withheld: 1.3%	Compensation and Human Resources Committee		4 of 4	100%
	Governance and Nomination Committee (Chair)		6 of 6	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	14,300	126,519	0

MAG Silver Corp.	2024 Management Information Circular

Selma Lussenburg	Independent Director (1)(4)(5)
	Ms. Lussenburg is a business executive, former General Counsel, Corporate Secretary and current board director with over 35 years of business experience. She has held various senior executive positions encompassing a broad range of legal, governance, compliance, pension, safety and security, and operational responsibilities. Ms. Lussenburg currently serves on several other boards and committees, including Ontario Power Generation and the Muskoka Airport. Ms. Lussenburg is also a Canadian private sector member on the CUSMA 31.22 Advisory Committee on the resolution of private commercial disputes. She has served as General Counsel and Corporate Secretary for AT&T’s operations in Canada, for the Ontario Municipal Retirement System (OMERS), and most recently for Toronto Pearson International Airport. Ms. Lussenburg has an undergraduate law degree (University of Ottawa) and other degrees, including a Masters of International Law (Australian National University) and a post-graduate Certificate in Mining Law (York University).
Ontario, Canada	Skills and Qualifications
Age: 68 Director Since: February 1, 2020 Tenure: 4.2 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Governance • Legal • Environmental / Social • Health & Safety • International Experience • Leadership & Strategy • Executive Compensation
	Board Meetings Attended
	Board Meetings		7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 97.98%	Governance and Nomination Committee		6 of 6	100%
Withheld: 2.02%	Health, Safety, Environment and Community Committee (Chair)		4 of 4	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	4,250	41,338	0

MAG Silver Corp.	2024 Management Information Circular

Susan F. Mathieu	Independent Director (1)(5)(6)
	Ms. Mathieu has more than 25 years of international mining experience through due diligence, exploration, project development, construction and operations. Her career spanned from mine site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies. Ms. Mathieu commenced her career with Placer Dome and progressed to increasingly senior roles with Falconbridge, NovaGold Resources, Centerra Gold, BHP (formerly BHP Billiton), Golder Associates and NexGen Energy. Ms. Mathieu holds a BSc. (Honours) and MSc. in Biology (University of Saskatchewan), and an Executive MBA (Beedie School of Business, Simon Fraser University).
Alberta, Canada	Skills and Qualifications
Age: 57 Director Since: January 13, 2021 Tenure: 3.2 years Principal Occupation: Corporate Director Other Public Directorships: N/A	• Mine Development / Operations • Environmental / Social • Health & Safety • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 99.03%	Health, Safety, Environment and Community Committee		4 of 4	100%
Withheld: 0.97%	Technical Committee (Chair)		5 of 5	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	9,283	31,522	0

MAG Silver Corp.	2024 Management Information Circular

Dale C. Peniuk	Independent Director (1)(2)(3)
	Mr. Peniuk is a Chartered Professional Accountant (CPA, CA) and corporate director. Mr. Peniuk obtained his Bachelor of Commerce (Accounting and Management Information Systems) degree from the University of British Columbia in 1982 and his CA designation from the Institute of Chartered Accountants of British Columbia (now the Chartered Professional Accountants of British Columbia) in 1986, and spent more than 20 years with KPMG LLP (“KPMG”) and predecessor firms, the last 10 of which as an assurance partner with a focus on mining companies, including leading KPMG’s Vancouver office mining industry group. Mr. Peniuk currently serves on the Board and as Audit Committee Chair of Lundin Mining, Argonaut Gold and Kuya Silver, and has been on the Board and Chair of the Audit Committee of numerous other Canadian public mining companies since 2006.
British Columbia, Canada	Skills and Qualifications

Age: 64

Director Since: August 3, 2021

Tenure: 2.6 years

Principal Occupation:
Corporate Director and
Chartered Professional Accountant

Other Public Directorships:

Lundin Mining Corp.
Argonaut Gold Inc.
Kuya Silver Corp.

	• Financial / Audit & Risk Management • Capital Markets • Governance • Executive Compensation • International Experience • Leadership & Strategy
	Board Meetings Attended
	Board Meetings		7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 99.22%	Audit Committee (Chair)		4 of 4	100%
Withheld: 0.78%	Compensation and Human Resources Committee		4 of 4	100%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	Yes	1,000	28,984	0

MAG Silver Corp.	2024 Management Information Circular

Tom Peregoodoff	Independent Director (1)(6)
Mr. Peregoodoff has over 30 years of resource industry experience, focused on greenfield and brownfield exploration and resource development. Mr. Peregoodoff is currently the President, CEO and a director of Apollo Silver (“Apollo”), but has tendered his resignation as an officer of Apollo effective June 30, 2024, and is not standing for re-election as a director at Apollo’s June 28, 2024 annual general meeting of shareholders. Prior to his role at Apollo, Mr. Peregoodoff was President and CEO of Peregrine Diamonds, where he led the company from the resource development phase and initial engineering through to the eventual sale to DeBeers Canada in 2018. Prior to that, Mr. Peregoodoff spent 18 years in several positions with the mining multinational BHP, culminating in his role as Vice President of Early Stage Exploration, with global responsibility for all early stage exploration across their commodity groups. Mr. Peregoodoff is currently a director of American West Metals and American Copper Development. He is not standing for re-election at the annual general meeting of shareholders of American Copper Development, scheduled to be held on June 11, 2024. Mr. Peregoodoff holds a BSc. in Geophysics from the University of Calgary.
British Columbia, Canada	Skills and Qualifications

Age: 60

Director Since: January 1, 2024

Independent Director Since: January 1, 2024

Tenure: 0.4 years

Principal Occupation:
President and CEO of Apollo Silver(9)

Other Public Directorships:

Apollo Silver Corp.(9)
American Copper Development Corp.(10)
American West Metals Ltd.

• Mineral Exploration • Environmental / Social • Health & Safety • Executive Compensation • International Experience • Leadership & Strategy • Capital Markets • Governance
Board Meetings Attended
N/A
2023 Voting Results	Committee Meetings Attended
N/A	N/A
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options
3x Annual Retainer	N/A	600	14,590	0

MAG Silver Corp.	2024 Management Information Circular

George N. Paspalas	President, CEO, Non-Independent Director (1)
Prior to joining MAG in 2013, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines, Chief Operating Officer of Silver Standard Resources, and President and Chief Executive Officer of Placer Dome Africa, along with many operational and project development roles with Placer Dome. During his career, Mr. Paspalas has been responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada. Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984. Mr. Paspalas is currently a director of Kinross Gold.
British Columbia, Canada	Skills and Qualifications
Age: 61 Director Since: October 15, 2013 Tenure: 10.4 years Principal Occupation: President and CEO of the Company Other Public Directorships: Kinross Gold Corporation	• Capital Markets • Leadership & Strategy • Mine Development / Operations • Mineral Exploration • Health & Safety • Environmental / Social • International Experience • Executive Compensation
Board Meetings Attended
	Board Meetings			7 of 7	100%
2023 Voting Results	Committee Meetings Attended
For: 99.75%	N/A
Withheld: 0.25%
Ownership Requirement	Achievement? (7)	Common Shares	DSUs	Options	RSUs & PSUs
4x Annual Salary	Yes	180,000	39,886	293,117	118,010

(1) Biography, skills and experience information in this table has been furnished by the respective nominees individually. Equity holdings are as at the date of this Information Circular. See pages 30 and 31 of this Information Circular for more information on how the skills and experience important to the Company’s business are covered by the number of directors.

(2) Member of the Company’s Audit Committee.

(3) Member of the Company’s Compensation and Human Resources Committee.

(4) Member of the Company’s Governance and Nomination Committee.

(5) Member of the Company’s Health, Safety, Environment and Community Committee.

(6) Member of the Company’s Technical Committee.

(7) Share ownership requirement (see page 39 below for more information).

(9) Mr. Peregoodoff has tendered his resignation from his role as President and CEO of Apollo effective June 30, 2024. In addition, Mr. Peregoodoff is not standing for re-election at Apollo’s annual general meeting of shareholders, scheduled to be held on June 28, 2024, and will cease to be a director of Apollo immediately following such meeting.

(10) Mr. Peregoodoff is not standing for re-election at the annual general meeting of shareholders of American Copper Development, scheduled to be held on June 11, 2024, and will cease to be a director of American Copper Development Corp. immediately following such meeting.

MAG Silver Corp.	2024 Management Information Circular

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Director

Cease Trade Orders:

Has any management nominee within the last 10 years been a director or executive officer of a company subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

None

Bankruptcy:

Has any proposed director within the last 10 years, personally, or been a director or executive officer of a company that made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its asset?

None

Penalties and sanctions:

Has any proposed been subject to penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

None

MAG Silver Corp.	2024 Management Information Circular

CORPORATE GOVERNANCE

The Board and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board, through the Governance and Nomination Committee, continually reviews its policies and practices and monitors regulatory developments in Canada and aims to achieve higher standards of corporate governance through the implementation of new policies and practices, and meaningful improvements to existing policies and practices.

Governance Highlights

Annual individual election of directors with majority voting	Independent Chair
Mandatory minimum share ownership for directors and executives	Non-executive directors are not eligible for stock options
Committees are 100% independent directors	Annual Board assessments
Whistleblower Protection Policy and whistleblower hotline	In camera sessions at each Board and committee meeting
38% of MAG’s Board members are female	Zero fatalities at the Juanicipio mine (“Juanicipio” or the “Juanicipio Mine”) and other exploration projects
25% of MAG’s employees are female	Succession planning for the CEO (as defined herein) and other members of senior management
Board renewal and succession planning	100% director attendance at Board and committee meetings in 2023
Active shareholder engagement program	Annual deep-dive strategy sessions; attended by the Board and management (typically held offsite)
Written mandates for the Board, Board Chair, committee chairs and CEO	Code of Business Conduct and Ethics (“Code of Conduct”), as well as Anti-Bribery and Anti-Corruption Policy
No interlocking directorships	Maintains a Board Skills Matrix
Comprehensive ESG commitments and practices(1)	Annual Sustainability Reports
Commitment to appoint a racially and/or ethnically diverse director by no later than the Company’s 2025 Annual General Meeting of Shareholders
Robust suite of governance policies in place(2), including: ✓ Diversity, Equity and Inclusion Policy ✓ Human Rights Policy ✓ Enterprise Risk Management Policy	✓ Advance Notice Policy ✓ Majority Voting Policy ✓ Health, Safety, Environment and Social Responsibility Policies

(1) For more information on the Company’s ESG commitments and practices, please see the latest Annual Information Form and/or Sustainability Report.

(2) See the Company’s website for the full list of Policies, Charters and Mandates at https://magsilver.com/esg/#governance.

MAG Silver Corp.	2024 Management Information Circular

Board of Directors

The fundamental responsibility of the Board is to provide stewardship and governance over the management of the Company with the objective of driving the long-term strategy of the Company, while meeting the appropriate interests of its Shareholders and relevant stakeholders. The Board guides the conduct and affairs of the Company through its committees, which include the Audit Committee; the Compensation and Human Resources Committee; the Governance and Nomination Committee; the Health, Safety, Environment and Community Committee; and the Technical Committee.

Board Composition and Independence

The Board provides oversight over the Company’s management, in part, through representation on the Board by directors who are independent of management. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Company’s Board is currently comprised of nine directors, eight of whom are being nominated for re-election at the Meeting (Daniel MacInnis will not be standing for re-election at the Meeting). Seven of the eight director nominees (namely Peter Barnes, Tim Baker, Jill Leversage, Selma Lussenburg, Susan Mathieu, Dale Peniuk and Tom Peregoodoff) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. George Paspalas is not independent by virtue of the fact that he is the President and CEO of the Company. Accordingly, a majority (88%) of the directors nominated for election at the Meeting are independent.

Board Mandate

The Board has adopted a written mandate (the “Board Mandate”), whereby the Board directs, guides and otherwise reviews and approves the stewardship of the Company. The Board has the responsibility to work with management to develop the direction of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled Board meetings and at meetings specifically called for this purpose.

The Board Mandate is reviewed annually and amended as necessary to meet the current needs and long-term strategic direction of the Company. It, along with the Board and Committee Chair Mandates, and CEO Terms of Reference, is available on the Company’s website at https://magsilver.com/esg/#governance. The Board Mandate is also appended as Exhibit A hereto.

MAG Silver Corp.	2024 Management Information Circular

Other Mandates and Position Descriptions

The Board has also adopted written mandates or position descriptions for the following positions:

Position	Mandate
Board Chair	The fundamental responsibility of the Board Chair is to satisfy him or herself that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively.
Chair of Audit Committee and Other Committees	The mandate of the Audit Committee and other committee chairs is to satisfy him or herself that the respective committee executes its mandate to the satisfaction of the Board.
CEO Terms of Reference	The mandate of the CEO is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Conduct, with a view to preserving and increasing corporate and stakeholder (including Shareholder) value. The CEO is responsible to the Board and acts as the liaison between management and the Board.

Board Committees

The Governance and Nomination Committee reviews committee membership and makes recommendations to the Board on committee composition annually following the Shareholder’s meeting, based on the nominees elected and at such other times when a director resigns and/or a new director joins the Board. Changes may be made such that the composition of the committees is appropriate and effective.

The committees act pursuant to formal written charters which are reviewed and amended or re-approved annually. These committee charters can be found on the Company’s website at https://magsilver.com/esg/#governance.

Audit Committee

The Audit Committee is currently comprised of three independent directors: Dale Peniuk (Chair), Peter Barnes and Jill Leversage. Each member of the Audit Committee is considered to be independent, financially literate in accordance with NI 52-110, and an audit financial expert.

The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. In addition, the Audit Committee has been tasked with assisting the Board in fulfilling its oversight responsibilities with regard to the Company’s principal financial, audit and accounting related risks, including information security and cyber risks, and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks. In this regard, the Audit Committee receives reports from management on a quarterly basis, or more frequently as required, on the identification, assessment and management of such risks. The Audit Committee reports to the Board on a quarterly basis, or more frequently as required, with respect to the principal financial, audit and accounting related risks faced by the Company and the steps implemented by management to manage these risks. In addition, the Audit Committee shall, in conjunction with the Company’s Enterprise Risk Advisory Committee (“ERAC”), perform a comprehensive review of the Company’s complete risk register on an annual basis, or more frequently as required.

MAG Silver Corp.	2024 Management Information Circular

The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum quarterly to review and recommend the financial statements, management’s discussion and analysis or other financial documents, for Board approval.

Audit Committee information, including the Audit Committee Charter, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 27, 2024 (the “AIF”). This information includes the charter, committee composition, relevant education and experience, Audit Committee oversight, pre-approval policies and procedures and fees paid to the Company’s external auditor. The AIF is available under the Company’s profile on SEDAR+ at https://www.sedarplus.ca/.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee (the “CHRC”) is currently comprised of the following three independent directors: Tim Baker (Chair), Jill Leversage and Dale Peniuk.

The CHRC is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	establishing guidelines and principles with respect to compensation and benefits provided by the Company to its employees;

(b)	monitoring the Company’s significant strategies, programs and policies relating to compensation and human resources;

(c)	leading the annual performance evaluation of the Company’s CEO and determining compensation for the CEO and other NEOs (as defined herein);

(d)	overseeing the Company’s equity-based compensation plans;

(e)	determining directors’ compensation; and

(f)	reviewing succession plans with respect to the CEO and other NEOs.

The CHRC typically meets three times per year, or more frequently as required, to fulfill its responsibilities. For more information regarding the CHRC, see Compensation Governance, commencing on page 42 of this Information Circular.

Governance and Nomination Committee

The Board has established a Governance and Nomination Committee, which is currently comprised of three independent directors: Jill Leversage (Chair), Peter Barnes and Selma Lussenburg.

The committee is responsible for assisting the Board in carrying out its responsibilities with respect to:

(a)	developing and implementing governance guidelines and principles, monitoring governance programs and policies, and providing governance leadership to the Company;

(b)	reviewing the performance of the Board, Board committees and individual directors;

(c)	assessing the size, composition and effectiveness of the Board, including the competencies, skills and other qualities that the Board should possess as a whole;

(d)	establishing and leading the process for identifying and recruiting qualified individuals for Board and Board committee membership;

(e)	reviewing and monitoring the processes for the orientation of new directors and the continuing education of existing directors; and

(f)	overseeing the Company’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

MAG Silver Corp.	2024 Management Information Circular

The Governance and Nomination Committee typically meets quarterly, or more frequently as required, to fulfill its responsibilities.

Health, Safety, Environment and Community Committee

The Health, Safety, Environment and Community Committee (the “HSEC Committee”) is currently comprised of four independent directors: Selma Lussenburg (Chair), Tim Baker, Susan Mathieu and Daniel MacInnis. Mr. MacInnis will not be seeking re-election at the Meeting and, as such, the Board may consider reconstituting the HSEC Committee following the Meeting, if deemed appropriate.

The committee is responsible for assisting the Board in fulfilling its oversight of:

(a)	the risks, challenges and opportunities to the Company’s business associated with health, safety, environmental and social responsibility (including human rights and community engagement) matters;

(b)	the Company’s sustainability conduct, including health, safety, environmental and social responsibility policies and programs, and performance in such areas;

(c)	the Company’s compliance with applicable legal and regulatory requirements associated with health, safety, environmental and human rights matters; and

(d)	the Company’s external reporting in relation to health, safety, environmental and social responsibility matters.

The HSEC Committee typically meets quarterly, or more frequently as required, in order to fulfill its responsibilities.

Technical Committee

As at December 31, 2023, the Technical Committee was comprised of three independent directors, namely, Susan Mathieu (Chair), Tim Baker and Daniel MacInnis. The Technical Committee was reconstituted effective January 1, 2024, when Tom Peregoodoff was appointed to the Board. The current members of the Technical Committee are Susan Mathieu (Chair), Tim Baker, Daniel MacInnis and Tom Peregoodoff. As Mr. MacInnis will not be seeking re-election at the Meeting, the Board may consider reconstituting the Technical Committee following the Meeting, if deemed appropriate.

The primary mandate of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s operational performance and operating risks from a technical perspective. The Company’s operations include exploration and development projects, operating mines, projects in reclamation and projects being considered as acquisition targets.

The Technical Committee meets four times per year, or more frequently as required, to fulfill its responsibilities.

Board Meetings

The Company holds regular quarterly Board meetings, as well as additional Board meetings, as required. Mr. Peter Barnes, an independent director, is the non-executive Board Chair and presides as such at each Board meeting. Mr. Barnes facilitates these meetings and actively seeks out the views of the independent directors on all Board-related matters. Mr. Barnes regularly interacts with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance and business matters. He also acts as liaison between management and the Board and, where appropriate, represents the Board at official functions and meetings with major shareholder groups and other stakeholder groups. The Board conducts extensive budget and business reviews with management and approves the annual budget, including any budget revisions, to monitor the Company and management’s activities.

MAG Silver Corp.	2024 Management Information Circular

Robust strategic planning in respect of the Company’s development and exploration initiatives on its mineral properties (including the Juanicipio Mine), financing opportunities, risk management, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire Board and is informed by management’s analysis and by the work of the Company’s committees and advisors. The directors all participate in the matters before the Board such that the Company has the benefit of the diverse skills and experience of the Board members in making decisions.

In Camera Sessions

At the end of each Board and committee meeting, the independent directors meet without management and non-independent directors to support and encourage free and candid discussions among the independent directors. In addition, separate in camera meetings of independent directors may also be held if the need arises to facilitate communication among the directors without the presence of management, non-independent directors and any directors with a conflict related to the matter under discussion. From January 1, 2023 and up until the date of this Information Circular, the Board has held in camera sessions at the end of each of the nine Board meetings (seven in 2023), six Technical Committee meetings (five in 2023), eight Governance and Nomination Committee meetings (six in 2023), five Audit Committee meetings (four in 2023), five HSEC Committee meetings (four in 2023) and six CHRC meetings (four in 2023), for a total of 39 in camera sessions (30 in 2023).

Attendance

The Company held seven Board meetings during the year ended December 31, 2023. In 2023, all of the nominated directors attended 100% of the Board meetings and committee meeting of which they were a member. On occasion, directors attend committee meetings as guests. Director attendance at such meetings is not reflected in a director’s attendance shown on their nominee profiles above. No additional compensation is paid to directors who attend additional meetings.

Nomination of Directors

The Governance and Nomination Committee, comprised entirely of independent directors, is responsible for identifying, interviewing and recommending eligible nominees for the election or appointment to the Board. In doing so, the committee considers a number of factors, including, but not limited to, the following:

•	the competencies, skills and other qualities that the committee considers to be necessary for the Board as a whole to possess; the competencies, skills and other qualities that the committee considers each existing director to possess (in the form of a skills matrix, see Board Skills Matrix below for more information); and the competencies, skills and other qualities each new nominee would bring to the Board;

•	the objectives of the Company’s Diversity, Equity and Inclusion Policy;

•	the amount of time and resources that nominees have available to fulfill their duties as Board members;

•	the results of the Board and director effectiveness assessment process;

•	any agreements or other arrangements concerning the size, qualifications or composition of the Board or any of its committees;

•	the business and strategy of the Company; and

•	the independence of the nominee.

In addition, the Governance and Nomination Committee retains professional, independent recruitment firms to assist with the process of searching for candidates to fill Board vacancies, as and when they arise. Candidates for nomination to the Board must have significant business experience and must possess skills and experience in areas reflective of the Company’s business needs and the Company’s current and long-term strategic interests.

MAG Silver Corp.	2024 Management Information Circular

As outlined below in Diversity, Equity and Inclusion, MAG’s Diversity, Equity and Inclusion Policy includes a 30% target for gender diversity on the Board. The Governance and Nomination Committee supports all forms of diversity in the boardroom, including gender and other dimensions of diversity, and in its succession planning efforts specifically directs search firms to include gender diverse directors, as well as individuals from diverse backgrounds and underrepresented groups in the selection process as and when new directors are to be recommended for nomination. Board candidates are chosen based on the skillset and experience required by the Company at the time of nomination or election, having due regard to the benefits of diversity.

Board and Committee Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board, its members and its committees. In addition, the committee is responsible for reviewing on an annual basis: (a) the performance of individual directors, the Board as a whole and the committees of the Board; (b) the performance of the Board Chair and the chair of each Board committee; and (c) the range of capabilities represented on the Board, as well as those needed for the Board to properly discharge its responsibilities in an effective manner.

As part of the review process, the Governance and Nomination Committee uses a number of different tools, including: (a) engaging independent third-party consultants to conduct in-depth Board assessments; (b) conducting written surveys of Board members, which include peer assessment and self-assessment sections; and/or (c) meeting with individual Board members to discuss with each director the effectiveness of the Board, its committees and its members. The results of the review process are always reviewed and discussed with the full Board.

In addition to the Governance and Nomination Committee’s annual Board and committee assessments, each committee performs an annual self-assessment, in which the members consider and discuss the respective committee’s function and performance in carrying out its duties.

Board Skills and Experience

The Board has established a skills and experience matrix for the Board reflective of 11 core skills and experience categories (see Board Skills Matrix below) important to the effective oversight of management and the Company’s business and long-term strategies. The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of the Company’s business and relationships, especially as these pertain to strategic matters.

The biographies in the Election of Directors section of this Information Circular specifically outline the nominated directors’ individual skills, industry or related experience and qualifications based on professional designations and/or career experience.

Board Skills Matrix

The table below shows 11 categories of skills and experience that are important to the Company’s business and governance and those director nominees who possess expertise in each category. The Company and the Board recognize the importance of information technology (“IT”) and cybersecurity, and acknowledge that none of the current Board members are experts in this category. For this reason, and as part of its ongoing efforts to address cybersecurity risks within the organization, MAG has retained an independent IT advisory firm to develop policies and procedures surrounding cybersecurity, and to conduct regular training and education sessions for MAG’s directors and employees. Furthermore, the Company’s exposure to cybersecurity risks at the Juanicipio Mine is managed by the project operator, Fresnillo, who report a robust suite of controls and systems in place to prevent and mitigate cybersecurity risks.

MAG Silver Corp.	2024 Management Information Circular

The Company has not experienced any material information security breach in the last three years, nor has it experienced any known material losses relating to cyber-attacks or other data/information security since its inception. For more information regarding the Company’s cybersecurity efforts, please see the Company’s latest Annual Information Form and Management’s Discussion and Analysis.

Based on the Governance and Nomination Committee’s (a) annual review of the skills and experience of the eight returning incumbent directors, and (b) annual assessment of any additional skills and experience needed on the Board, the Governance and Nomination Committee has determined that the eight nominated directors have the appropriate skills and experience for the Company’s current business and long-term strategies.

Board Skill Matrix, Profile and Committee Membership

MAG Silver Corp.	2024 Management Information Circular

Combined Board Skills Matrix
Skills and Experience
Capital Markets
Environmental / Social
Executive Compensation
Financial / Audit & Risk Management
Governance
Health & Safety
International Experience
Leadership & Strategy
Legal
Mine Development / Operations
Mineral Exploration
Number of Directors
1
2
3
4
5
6
7
8
Legend:
Full experience
Partial experience

Diversity, Equity and Inclusion

The Company embraces the benefits that diversity brings to its Board, members of senior management and all employees of the Company and its subsidiaries. Diversity, equity and inclusion promotes the recognition and use of all available talent, creates opportunities for innovation, drives strategic advantage to achieve the Company’s objectives and deliver positive results to its stakeholders through a range of perspectives, experiences and expertise. The Company is committed to fostering and cultivating a diverse, equitable and inclusive culture and workforce by selecting the best individuals to occupy its Board, senior management and other roles within the Company, free of bias or discrimination. Diversity, equity and inclusion are defined in the Company's Diversity, Equity and Inclusion Policy as follows:

“Diversity” includes any dimension that can be used to differentiate individuals or groups of people from one another, including without limitation, gender, gender identity and gender expression, sexual orientation, age, language, race, nationality, cultural background, indigenous status, religious beliefs, members of visible minorities and other ethnic distinctions, physical or mental abilities, marital or family status, education, regional and industry experience and expertise.

“Equity” eliminates social inequalities in people, processes and systems to provide equal access and opportunities for all individuals.

“Inclusion” allows all individuals or groups of people feel welcomed, valued, respected and leveraged in all environments.

The Company is committed to creating and supporting a diverse, equitable and inclusive workplace that recognizes and values differences, where everyone is treated fairly and with respect, and where all employees have equal opportunity to succeed. To achieve this, MAG commits to:

MAG Silver Corp.	2024 Management Information Circular

•	Incorporating diversity, equity and inclusion considerations into practices and policies relating to recruitment and selection, compensation and benefits, professional development and succession planning.

•	Implementing diversity, equity and inclusion awareness training program to facilitate positive intergroup interaction, equitable and inclusive evaluation, and diversity management.

•	Developing flexible scheduling programs for work arrangements with options to accommodate the diverse needs of its employees at different career and life stages, including those with family and caring responsibilities, to assist with recruitment and retention.

•	Implementing and assessing the application of policies that address impediments to gender diversity in the workplace and that promote employment decisions that are transparent, merit-based, unbiased, equitable and procedurally fair.

•	Continuing to identify new ways to entrench diversity (including gender and other dimensions of diversity), equity and inclusion as a core value across the Company, including supporting and empowering employees to bring their individual experiences to a safe and supportive work environment, and feel a genuine sense of belonging at MAG.

•	Monitoring, continuously improving and reporting on the performance and effectiveness of the Company’s activities related to diversity, equity and inclusion in the workplace.

In late 2022, all Board members and Company employees participated in an in-depth training session on inclusion, equity, diversity and accessibility (“IDEA”), which was led by an independent consulting firm. The Company intends to continue to provide in-depth training to its Board members and employees regularly.

Annually, the Governance and Nomination Committee reviews the Diversity, Equity and Inclusion Policy and assesses its effectiveness in promoting diversity, equity and inclusion within MAG. The policy can be found on the Company’s website at https://magsilver.com/esg/#governance.

Effectiveness of the Company’s Gender Diversity Policy

The Board is committed to a merit-based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses similar criteria as applied to the selection of Board candidates.

In early 2021, the Company committed to increasing Board and senior management diversity and set a target to achieve a minimum of 30% of the Board represented by gender diverse directors. The Board currently exceeds this target. Of the eight nominees for election as directors at the Meeting, three (or 38%) are female. The Company does not have set targets for gender diversity within management; however, currently 17% of the Company’s officers and 25% of its employees are female.

The Board will continue to review and assess the appropriateness of the current Board gender diversity target and will also consider the appropriateness of establishing targets with respect to gender diversity within senior management, as well as targets with respect to diversity other than gender.

MAG Silver Corp.	2024 Management Information Circular

Board Racial/Ethnic Diversity Commitment

The Company aspires to attain and thereafter maintain diversity at the Board level on grounds broader than gender diversity, and in connection with this goal, the Company commits to appointing a racially and/or ethnically diverse director by no later than its 2025 annual general meeting of shareholders.

Board Refreshment and Director Tenure

In determining whether to recommend a director for re-election, the Governance and Nomination Committee considers several different factors, including without limitation, the director’s participation in and contributions to the activities of the Board, the results of the annual Board and individual director assessments, the skills and experience of said director and how they fit into the Board skills matrix, and the director’s meeting attendance record. While the Board recognizes that director refreshment and renewal create opportunities to bring diverse perspectives and new skill sets to the Board, the Board also recognizes that directors who have served on the Board for an extended period of time can provide valuable insight into the operations and future of the Company based on their experience with, and understanding of, the Company and its history, policies and objectives. It is for this reason that the Board has determined that setting limits on director tenure would not be appropriate at this time. In recent years, the Board has successfully managed to facilitate fulsome refreshment, and since February 2020 has appointed five new directors to the Board. The average tenure of the eight director nominees standing for election at the Meeting is just over five years.

Orientation and Continuing Education

The Board considers director orientation and continuing education to be a priority for all directors and endeavours to provide opportunities for directors to learn, develop and network. New directors are provided with comprehensive materials and numerous presentations from management relating to the Company, and are briefed on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also receive regular operational, geological and engineering reviews of the Company’s projects, and visits to the Company’s material properties are scheduled as necessary or appropriate, with due regard to the personal health, safety and security of management and directors. When a new director joins the Board, he or she is encouraged and expected to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

Management provides the Board with updates on the Company’s business and issues relevant to the Company at all regularly scheduled Board and committee meetings. In addition, during 2023, a two-day intensive strategy session was held with the Board and executive management. External advisors presented on a variety of topics, including capital markets conditions, silver and other commodity price environments, local politics and security in areas of the Company’s projects, corporate governance, climate change and current industry trends, among others.

MAG Silver Corp.	2024 Management Information Circular

Management and the Board are provided with regular updates on operations and exploration activities at the Company’s Juanicipio Mine from the Company’s senior executives who visit the site periodically and maintain close relationships with Fresnillo, the operator of the Juanicipio Mine.

Management provides the Board with regular updates on progress at the Company’s Deer Trail exploration project (“Deer Trail” or the “Deer Trail Project”) and Larder exploration project (“Larder” or the “Larder Project”). Management maintains ongoing communication with the respective project management teams through periodic site visits, frequent virtual meetings and conference calls. Mr. Paspalas, the Company’s CEO, shares this information with the Board on a regular basis (monthly, at a minimum) in addition to other information, including financial and operational reports, site visit reports and recent photos.

In June 2023, six out of eight directors of the Company completed a site visit to the Larder Project, and in August 2023, four out of eight directors visited the Juanicipio Mine. In addition, the full Board attended an in-depth, virtual teach-in session regarding the Deer Trail Project in May 2023. So far in 2024, three directors visited the Larder Project in January, and plans are underway for a Board site visit to the Deer Trail Project later in the year. The Technical Committee anticipates visiting the Juanicipio Mine in 2024, having due regard to travel advisories related to the state of Zacatecas, Mexico.

Details of the 2023 Director Continuing Education Program

The following is a list of continuing education events provided by the Company for directors throughout the 2023 year. Materials were provided to the directors to review prior to each education event, and event presentations were made available to all directors for follow-up, as appropriate.

Mar, May, Jun & Aug 2023

PSI New Mexican Mining Law Reform Updates
(Full Board)

May 2023

Deer Trail Teach In
(Full Board)

June 2023

Larder Site Visit
(6/8 Directors)

August 2023

Juanicipio Technical Committee Site Visit
(4/8 Directors)

September 2023

Cybersecurity Trends & Simulation
(Full Board)

October 2023

Capital Markets / M&A Landscape
(Full Board)

Mexico Country Risk Update
(Full Board)

October 2023

ESG Trends
(Full Board)

ESG & Capital Markets
(Full Board)

MAG Tax Accounting Update
(6/8 Directors)

November 2023

Indigenous Awareness Update
(Full Board)

MAG Silver Corp.	2024 Management Information Circular

In addition to the above, individual Board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars. MAG also provides all directors with an annual membership to either the Institute of Corporate Directors or the Chartered Governance Institute of Canada.

Ethical Business Conduct

The Board has adopted a written Code of Conduct for the directors, officers and employees of the Company, which sets out the legal, ethical and regulatory standards that the Company and its representatives must follow to promote integrity and deter wrongdoing. Compliance with the Code of Conduct is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies and acknowledges on an annual basis that he or she has reviewed and understands the Code of Conduct and will abide by its terms. The Code of Conduct is available on the Company’s website at https://magsilver.com/esg/#governance.

The Company’s Board and Governance and Nomination Committee monitor compliance with the Code of Conduct. All Company personnel are encouraged to report violations of the Code of Conduct in accordance with the procedures set forth in the Code of Conduct. In addition to responding to any complaints or violations reported directly to Board members, the Governance and Nomination Committee Chair makes periodic inquiries of Company management as to matters related to compliance with Code of Conduct requirements. In addition, in the course of regular business and operational updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. In 2023, there were no Code of Conduct violations, and no ethical conflicts were raised.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. As a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. In addition, the Code of Conduct requires all Company personnel to obtain specific permission of the CEO prior to any involvement in activities that create or give the appearance of a conflict of interest.

The Code of Conduct requires that Board members, officers, employees, consultants and contractors report any known or suspected violations of laws, governmental regulations or the Code of Conduct to the Chair of the Governance and Nomination Committee or to the Chair of the Audit Committee via the Company’s anonymous and confidential whistleblower helpline. The Company has engaged Integrity Counts, a Canadian provider of global ethics reporting services, as an independent and external administrator of the whistleblower helpline. There are three ways to submit a complaint via Integrity Counts, which are set out in detail in the Code of Conduct, as well as in the Company’s Whistleblower Protection Policy (available at https://magsilver.com/esg/#governance).

In 2022, the Company approved an updated Anti-Bribery and Anti-Corruption Policy, and training was provided for all employees and directors. The Anti-Bribery and Anti-Corruption Policy is critical to maintaining MAG’s corporate reputation and protecting the interests of its shareholders, employees, customers, suppliers, business partners, stakeholders and communities. The objective of the Anti-Bribery and Anti-Corruption Policy is to provide guidance and procedures that enable the Company to conduct its business in an honest and ethical manner when dealing with Public Officials and all other parties, and in compliance with all applicable laws and regulations pertaining to bribery and corruption.

Succession Planning

Succession planning is an important component of the mandate of the Board, with the support of the Governance and Nomination Committee with respect to Board succession planning, and of the Compensation and Human Resources Committee with respect to succession planning for the CEO and other senior executives. By taking a proactive approach to succession planning, the Board can be sure that the Company is prepared to deal with the sudden or unexpected departure of critical talent, reduce the time and expense required to fill key roles, align human capital development efforts with the strategic objectives of the Company, and support the career development and personal growth of the Company’s internal pool of candidates to assist with the Company’s efforts to retain qualified successors for senior executive positions. Succession planning is discussed regularly at Board meetings and is considered when recruiting new directors and senior management personnel.

MAG Silver Corp.	2024 Management Information Circular

Shareholder Engagement

The Company engages with Shareholders to solicit feedback on its governance practices. The feedback received is an important component of the continuous evaluation of the Company’s existing policies. The Company values constructive dialogue with Shareholders and investors and has initiated engagement meetings with Shareholders to better understand their perspectives regarding the Company.

MAG’s CEO, and members of the Board, as required, actively engage with Shareholders and this provides useful feedback regarding Shareholder perspectives on the governance of the Company. To the extent possible or appropriate, the Company considers feedback from such meetings in refining the Company’s policies, practices and/or public disclosures. Any questions regarding the Company’s governance practices can be sent to the attention of the Board Chair at the following address:

Chair of the Board

MAG Silver Corp.

#770-800 West Pender Street

Vancouver, BC V6C 2V6

Email: boardchair@magsilver.com

MAG Shareholder Engagement Summary

MAG Event	MAG Participants	Who does MAG engage and what are the topics?
Meetings, Discussions and Calls	Senior Management	MAG conducts meetings and discussions with retail and institutional Shareholders throughout the year to share public information regarding its business.
Investor Conferences	Directors / Senior Management	MAG attends and presents at investor conferences throughout the year to provide information regarding its business. Videos or digital copies of the presentations are posted on MAG’s website.
Shareholder Outreach	CEO / Committee Chairs	MAG’s CEO and VP, Governance meet annually (or as requested) with major Shareholders’ governance departments or Portfolio Managers to discuss any potential governance concerns. This typically occurs after the mailout of MAG’s Information Circular.
Governance Engagement	Directors	MAG provides information relating to its governance practices with Shareholder advocacy groups as requested.
News Releases	Senior Management	MAG reports on material changes, as well as important or regulatory release dates (e.g. release dates of financial results)
Annual General Meeting	Directors / Senior Management	This meeting is open to all Shareholders.

Director Compensation and Share Ownership

MAG Silver Corp.	2024 Management Information Circular

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board as at December 31, 2023 are outlined below. Note that Mr. Paspalas, the Company’s CEO, is not paid any additional compensation in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas over the course of the year has been reflected in the Summary Compensation Table for NEOs, found later in this Information Circular.

Role	Annual Retainer ($)
Cash Retainers
Board Member	55,000
Chair of the Board (additional retainer)	85,000
Chair of the Audit Committee (additional retainer)	15,000
Chair of the Compensation and Human Resource Committee (additional retainer)	15,000
Chair of the Health, Safety, Environmental and Community Committee (additional retainer)	15,000
Chair of the Governance and Nominating Committee (additional retainer)	15,000
Chair of the Technical Committee (additional retainer)	15,000
Committee Member (additional retainer)	12,500
Per diem fees (1)	1,000
Share-Based Retainer
Board Member(2)	150,000

(1) Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.

(2)	New directors are provided with a one-time inducement award equal in value to the annual share-based retainer.

Share-Based Awards

Non-executive directors are not eligible to participate in the Company’s third amended and restated share unit plan (the “Share Unit Plan”) and instead participate in the Company’s third amended and restated deferred share unit plan (the “DSU Plan”). Directors may also elect on an annual basis to receive all, or a portion, of their annual cash retainers in deferred share units (“DSUs”).

DSUs are notional units with the same value at any given time as the Company’s Common Shares and until redeemed for Common Shares, do not entitle the participant to any voting or other shareholder rights. If and when the Company declares a dividend on the Common Shares, ‘dividend equivalent’ units are credited to a participant’s DSU account in the form of additional DSUs. DSUs typically vest upon grant, however, are not redeemable until a director ceases to hold office, when all outstanding DSUs will be settled in Common Shares issued by the Company in accordance with the DSU Plan.

For further information with respect to the DSU Plan, including a summary of the key terms contained therein and the number of DSUs issued and outstanding thereunder, please refer to the discussion under the headings “Disclosure Respecting Equity Compensation Arrangements” and “Securities Authorized for Issuance Under Equity Incentive Plans” contained herein.

MAG Silver Corp.	2024 Management Information Circular

Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy (as defined herein) outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG securities having a value established by the Board. As amended in 2016, the minimum MAG securities ownership requirement for all non-executive directors is now equivalent to three times the annual cash retainer (including any DSUs granted for partial cash retainer). Any newly appointed or elected directors of the Company are required to achieve the minimum threshold within three years from the date of becoming a director. If the ownership value requirement is increased, directors have three years to reach the new ownership requirement. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of the MAG securities, which, in the case of DSUs, shall be calculated using the value attributed to such DSUs on the award date.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for election, as of May 8, 2024:

Director	Shareholding Requirement		Current Ownership as at Record Date
		Retainer	# of Common Shares	# of DSUs	Total Value(1) ($)	Multiple of Retainer
Tim Baker	3x Retainer	$95,000	8,100	29,750	$741,070	7.8x
Peter Barnes	3x Retainer	$165,000	106,954	116,463	$3,991,669	24.2x
Jill Leversage	3x Retainer	$95,000	14,300	126,519	$2,525,488	26.6x
Selma Lussenburg	3x Retainer	$82,500	4,250	41,338	$858,593	10.4x
Susan Mathieu	3x Retainer	$82,500	9,283	31,522	$830,723	10.1x
Dale Peniuk	3x Retainer	$82,500	1,000	28,984	$582,118	7.1x
Tom Peregoodoff	3x Retainer	$67,500	600	14,590	$265,825	3.9x

(1) Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close on May 8, 2024 of $17.50; and (ii) the acquisition cost of the MAG securities, which, in the case of DSUs is the value attributed to such DSUs on the award date.

MAG Silver Corp.	2024 Management Information Circular

Director Compensation Table

The following table outlines all director compensation paid to the non-executive directors for the year ended December 31, 2023.

Name	Cash Fees Earned (1) ($)	Option-based awards ($)	Share-based awards ($)	Share-based Fees(2) ($)	All other compensation ($)(3)	Total compensation ($)
Tim Baker	95,000	-	149,967		Nil	244,967
Peter Barnes	80,000	-	149,967	84,967(2)	Nil	314,934
Jill Leversage	95,000	-	149,967	-	Nil	244,967
Selma Lussenburg	82,500	-	149,967	-	Nil	232,467
Daniel MacInnis	80,000	-	149,967	-	Nil	229,967
Susan Mathieu	55,000	-	149,967	27,473(2)	Nil	232,440
Dale Peniuk	82,500	-	149,967	-	Nil	232,467

(1) The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the Schedule of Director Fees above. Committee positions for each director nominee are outlined in the table found under the heading Election of Directors above.

(2) Under the Shareholder approved DSU Plan, directors may elect to have all, or a portion of director and committee retainers and meeting fees paid in DSUs. Mr. Barnes and Ms. Mathieu made the election to receive a portion of their 2023 retainer and director fees in DSUs.

(3) All other compensation includes per diem oversight work as directed by the Board.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards, specifically DSUs (share-based awards), outstanding as of December 31, 2023, with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2023. The closing price of the Company’s shares on the TSX on December 31, 2023 was $13.79.

	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Tim Baker	Nil	n/a	n/a	-	Nil	Nil	374,936
Peter Barnes	Nil	n/a	n/a	-	Nil	Nil	1,570,709
Jill Leversage	Nil	n/a	n/a	-	Nil	Nil	1,709,381
Selma Lussenburg	Nil	n/a	n/a	-	Nil	Nil	534,735
Daniel MacInnis	Nil	n/a	n/a	-	Nil	Nil	1,372,008
Susan Mathieu	Nil	n/a	n/a	-	Nil	Nil	399,372
Dale Peniuk	Nil	n/a	n/a	-	Nil	Nil	364,373

MAG Silver Corp.	2024 Management Information Circular

Director – Change of Control

The directors are not eligible for any change of control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2023. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a Common Share of the Company on the TSX at the close on the 2023 vesting dates.

Name	Option-based awards – Value Vested during the year (1) ($)	Share Unit-based awards – Value Vested during the year ($)(2)
Tim Baker	-	149,967
Peter Barnes	-	234,934
Jill Leversage	-	149,967
Selma Lussenburg	-	149,967
Daniel MacInnis	-	149,967
Susan Mathieu	-	177,440
Dale Peniuk	-	149,967

(1) Directors do not receive Option-based awards for their services.

(2) Share-based awards consist of DSUs granted under the Shareholder approved DSU Plan. Under the plan, directors may elect to have all, or a portion of, director and committee retainers paid in DSUs. Mr. Barnes ($84,967) and Ms. Mathieu ($27,473) made the election to receive a portion (as noted in parentheses) of their 2023 retainer and director fees in DSUs, and those amounts are included in the above table.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2023 were:

•	George Paspalas, President and CEO;

•	Fausto Di Trapani, CFO;

•	Dr. Peter Megaw, Chief Exploration Officer (“CXO”);

•	W.J. (Jim) Mallory, Chief Sustainability Officer (“CSO”); and

•	Michael Curlook, Vice President, Investor Relations and Communications (“VP IR”);

MAG Silver Corp.	2024 Management Information Circular

Compensation Governance

Compensation and Human Resources Committee (CHRC) – Operation, Members and Skills

The Board has established a CHRC for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers, and human resources policies for executive officers.

In fulfilling its responsibilities, the CHRC is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Option Plan (as defined herein), Share Unit Plan and the DSU Plan; (d) review and recommend to the Board all other executive compensation matters; (e) establish compensation and recruitment policies and practices for the Company’s executive officers; (f) administer the Company’s Stock Option Plan and the Share Unit Plan; (g) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (h) review compensation disclosure in public documents, including the compensation discussion and analysis included herein, in accordance with applicable rules and regulations. The CEO may be asked to attend the CHRC’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

The Company’s CHRC consists of three independent directors. As at the date of this Information Circular, the members of the CHRC are Tim Baker (Chair), Jill Leversage and Dale Peniuk. As discussed below, the CHRC is charged with implementing an appropriate plan for executive compensation and with making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2023, the CHRC held four meetings, all of which had full attendance. In connection with its mandate, the CHRC keeps the Board apprised of its work by providing regular updates at the Company’s Board meetings.

The members of the CHRC have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the CHRC obtains input from independent outside compensation advisors when necessary. The relevant experience of the current CHRC members is summarized below.

Tim Baker (Chair)

•        Mr. Baker has substantial experience in operating international mines and projects, most recently as Executive Vice President and Chief Operating Officer of Kinross Gold. Mr. Baker is currently a director of Triple Flag Precious Metals. He has previously been a director on the boards of Golden Star Resources (Chair of the Board), RCF Acquisition, Sherritt International, Augusta Resources, Antofagasta PLC, Eldorado Gold, Rye Patch Gold (later Alio Gold) and Pacific Rim Mining.

•        In his capacity as a director, Mr. Baker currently serves on the Compensation and ESG Committee of Triple Flag Precious Metals and has served on a number of other CHRCs, including Antofagasta PLC, where he served as Chair of the CHRC for eight years, and Sherritt International.

Jill Leversage

•        Ms. Leversage has over 30 years of experience in the financial advisory and services sector. She began her finance career at Burns Fry Ltd. and has held senior level positions at both RBC Capital Markets and TD Securities. Ms. Leversage currently serves on a number of public and government related boards including Aurinia Pharmaceuticals, RE Royalties, Insurance Corporation of BC and the Vancouver Airport Authority.

•        In her capacity as a director, Ms. Leversage currently serves on the CHRC of RE Royalties and as Chair of the Audit Committee of Aurinia Pharmaceuticals, where she has an oversight role in the valuation of the share compensation component of management’s compensation. As former Chair of the Board of the Capital Markets Authority Implementation Organization (CMAIO), Ms. Leversage was involved with the development of KPIs and ratings for the CEO and his management team.

Dale Peniuk

•        Mr. Peniuk is currently a board member of Lundin Mining, Argonaut Gold and Kuya Silver, and has been on the board of numerous other Canadian public mining companies since 2006.

•        In his capacity as a director, Mr. Peniuk has served on the CHRCs of numerous companies, including currently serving on the CHRCs of Lundin Mining, Argonaut Gold and Kuya Silver, as well as the CHRC of Capstone Mining until March 2022.

MAG Silver Corp.	2024 Management Information Circular

Compensation Risk Management

The CHRC incorporates risk management principles into its decision-making processes surrounding executive compensation and periodically conducts reviews to consider whether the Company’s compensation policies encourage risk taking by the Company. In late 2023, the CHRC in conjunction with its independent compensation advisor, undertook a fulsome review of the Company’s compensation policies and practices with an eye to ensuring that these policies and practices both reflected good compensation governance and were structured to adequately mitigate any potential risks within the executive compensation program. In addition to the review of policies and practices, the CHRC also asked its independent advisor to back-test compensation program outcomes relative to historical operational, financial and shareholder return performance to confirm alignment of outcomes, and to forward test the current variable pay structure to identify the potential for unanticipated outcomes under various performance scenarios. In conjunction with its annual consideration of compensation risk in the normal course, the CHRC intends to conduct such fulsome risk assessments periodically moving forward.

In considering the findings of the recent fulsome risk assessment and in light of the roles of Board in overseeing the Company’s strategic direction and the CHRC in overseeing the Company’s executive compensation program in relation to that strategic direction, the CHRC has concluded that the risks inherent in the Company’s compensation policies and practices are unlikely to have a materially adverse effect on the Company.

The following table summarizes our compensation governance and risk management policies and practices. Detailed descriptions for some of these policies and practices follow below.

What we do:
Provide shareholders with an annual Say on Pay vote, disclosure of results and engagement when results are unsatisfactory.
Provide a significant weighting towards performance-contingent pay with approximately 69% of NEO compensation at-risk in 2023.
Cap annual incentive payments
Measure short-term performance against pre-approved annual objectives.
Tie a material percentage of executive incentive compensation to identified ESG risks
Regularly stress tests the compensation program to ensure that rewards are appropriate in different scenarios.
Enforce market-practice share ownership guidelines for both NEOs and directors (see Senior Management Share Ownership Requirement below)
Maintain a robust “Claw back” policy (see Executive Compensation Recovery Policy below)
Regularly review compensation and retain a compensation advisor that is independent of management (see External Advice below)

MAG Silver Corp.	2024 Management Information Circular

What we do not do:
We do not allow executives to hedge their ownership of Common Shares or equity incentives (see Hedging of Company Securities below)
We do not allow repricing or backdating of stock options
We do not grant stock options to non-executive directors
We do not use single-trigger Change of Control provisions

Senior Management Share Ownership Requirement

In an effort to align the interests of the NEOs with those of Shareholders, the Company has adopted a Share ownership policy (the “Share Ownership Policy”) outlining a minimum share ownership requirement for all NEOs, pursuant to which they are required to own Common Shares, RSUs (as defined herein) and DSUs (in the case of the CEO) having a value established by the Board. The Share Ownership Policy is reviewed annually, and changes made as required. The minimum share ownership requirements under the current Share Ownership Policy are: (i) for the CEO, a value equivalent to four times annual base salary; (ii) for the other C-Suite NEOs, a value equivalent to two times annual base salary (for the CXO, a value equivalent to two times his prior years’ billings for consulting services) and (iii) for Vice President NEOs, a value equivalent to one times annual base salary. During the year, the Company changed the time required to achieve the ownership threshold from three years to five years (from the date the individual became an officer) to better align with peers and industry trends. Ownership thresholds are calculated using the greater of: (i) the closing trading price of the Company’s Common Shares on the Toronto Stock Exchange on the business day immediately preceding the date upon which share ownership is being calculated; and (ii) the acquisition cost of Common Shares, RSUs and DSUs, which for RSUs or DSUs shall be calculated using the value attributed to such RSUs and DSUs on the award date.

Each individual is required to maintain his or her minimum ownership level throughout his or her term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

MAG Silver Corp.	2024 Management Information Circular

Share Ownership Position and Requirement of NEOs as at May 8, 2024:

Named Executive Officer			Current Ownership as at Record Date(1)
	Shareholding Requirement	Salary	# of Common Shares	# of DSUs	# of RSUs	Total Value(2)	Multiple of Salary (5)
George Paspalas, CEO	4x base salary	$697,000	180,000	39,886(3)	39,846	$4,577,389	6.6x
Fausto Di Trapani, CFO	2x base salary	$440,000	33,367	-	21,506	$970,662	2.2x
Peter Megaw, CXO	2x base salary	$315,541(4)	343,140	-	10,685	$6,260,676	14x
Jim Mallory, CSO	2x base salary	$360,000	3,000	-	17,916	$381,247	1.1x
Michael Curlook. VP IR	1x base salary	$250,000	108,117	-	9,447	$2,063,464	8.3x

(1) Eligible MAG securities include Common Shares, RSUs and DSUs held by the NEO as at May 8, 2024.

(2) Value of holdings is based on the total number of eligible securities held multiplied by the greater of: (i) the price per Common Share on the TSX as at market close May 8, 2024, of $17.50; and (ii) the acquisition cost of the MAG securities, which, in the case of RSUs and DSUs, is the value attributed to such RSUs and DSUs on the award date.

(3) Mr. Paspalas was granted DSUs as a deferral of an annual incentive in 2015, when executives were still Participants (as such term is defined in the DSU Plan) of the DSU Plan.

(4) Based on 2023 Canadian dollar equivalent consulting fees earned using a foreign exchange rate for 2023 of 1.3497.

(5) Messrs. Di Trapani and Mallory are within the five year grace period to achieve the minimum ownership threshold under the Share Ownership Policy.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Option Plan or any other Company benefit plan or arrangement);

•	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Company;

•	buying a “put option” giving the holder an option to sell securities of the Company; and

•	purchasing or selling any financial instruments that are designed to hedge or offset a decrease in market value of the Company's equity securities.

Executive Compensation Recovery or “Claw Back” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and Shareholders through equity and other performance-based compensation plans. The Company’s Executive Compensation Recovery Policy (the “Recovery Policy”) was adopted in 2017 by the Company and amended on November 9, 2023, and provides for the right to recover incentive-based compensation from any “executive officers” (as such term is defined in Rule 10D-1 of the Securities Exchange Act of 1934) of the Company in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable federal securities laws. The CHRC and the Board will confirm on an annual basis who is an “executive officer” for the purposes of the Recovery Policy.

MAG Silver Corp.	2024 Management Information Circular

The Recovery Policy applies to any incentive-based compensation “received” by an executive officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years immediately preceding (a) the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (b) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For purposes of the Recovery Policy, incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period. The Clawback Period with respect to an executive officer applies to incentive-based compensation received by the executive officer (a) after beginning services as an executive officer (including compensation derived from an award authorized before the individual is newly hired as an executive officer, e.g. inducement grants), and (b) if that person served as an executive officer at any time during the Performance Period for such incentive-based compensation.

The amount of incentive-based compensation that must be repaid by the executive officer (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the executive officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”).

The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the executive officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

If equity compensation is recoverable due to being granted to the executive officer (when the accounting results were the reason the equity compensation was granted) or vested by the executive officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

•	if the equity award is still outstanding, the executive officer will forfeit the excess portion of the award;

•	if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the executive officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

•	if the Underlying Shares have been sold by the executive officer, the Company will recover the proceeds received by the executive officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board (or its applicable committee) will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless a majority of the independent members of the Board (or, if composed of independent directors, the CHRC) determines that it would be impracticable to recover such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount, or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, or (3) if the recovery of the incentive-based compensation would, based on an opinion of counsel, violate the home-country laws of the Company.

MAG Silver Corp.	2024 Management Information Circular

In addition to the provisions of the Recovery Policy described above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

•	any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of such financial document; and;

•	any profits realized from the sale of securities of the Company during that 12-month period.

External Advice

The CHRC periodically engages an independent advisor to assist the CHRC in aligning the Company’s compensation programs to its stage of development, from project developer to producer, while also maintaining alignment with our Shareholders.

Since 2010, the CHRC has engaged the services of Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation and governance advisor. Lane Caputo is a premium executive compensation consulting firm with significant expertise in the mining sector. In 2022 and 2023, the CHRC engaged Lane Caputo to review the Company’s compensation philosophy and strategy, inclusive of the peer group of companies against which MAG benchmarks executive and director compensation (see Comparator Group below, under Compensation Discussion and Analysis), perform a detailed review of both executive and director compensation and perform an in-depth risk assessment of the Company’s compensation program.

The CHRC considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

MAG Silver Corp.	2024 Management Information Circular

Fees for External Advice

The following table summarizes the services provided by Lane Caputo to the CHRC and associated professional fees during 2022 and 2023.

Year	Compensation Consulting Fees	All Other Fees	Scope of Consulting Services
2022	$38,671	Nil	•	Compensation risk assessment to identify any potential risks (intended or unintended) that the CHRC should be aware of, inclusive of retroactive analyses to compare compensation realized versus shareholder value created and forward stress-testing of incentive payout ranges and achievement levels.
2023	$64,467	$32,573(1)	•	Advice regarding executive compensation peer group
			•	An independent review of Company’s current compensation arrangements for executive officers and directors, including a review of performance metrics associated with the Company’s short- and long-term incentive plans
			•	Support of the equity incentive plan renewal process at the Company’s 2023 AGM.
			•	Assistance with the redesign of the Company’s Management Information Circular

(1)Fees associated with the redesign of the Company’s Management Information Circular

Lane Caputo reports directly to the CHRC and any non-compensation related work, or work for management by Lane Caputo, must be pre-approved by the CHRC.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The principal goal of the Company’s executive compensation program is to achieve positive outcomes for its stakeholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	A compensation program aligned with Shareholder interests – the Company aligns the goals of executives with maximizing long-term Shareholder value;

2.	A compensation program sensitive to both individual and corporate performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing mine development, production, exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	A compensation program that offers market competitive compensation in order to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new, high caliber individuals.

MAG Silver Corp.	2024 Management Information Circular

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholder interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Compensation Benchmarking

The CHRC, as part of its compensation review process and with the assistance of its external compensation advisor, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. Compensation reviews are typically performed on a biennial basis. In selecting a group of companies and/or sectors to benchmark, the CHRC will consider characteristics and variables such as:

•	Canadian-headquartered, publicly traded precious metals companies with operating and/or development projects of similar scope and geographic exposure;

•	companies of similar size as measured by market capitalization, revenues and production volumes; and

•	companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the CHRC but will be one of several factors the CHRC will consider from time to time in its review of executive compensation.

To inform compensation-related decisions for 2024, the CHRC, with the assistance of Lane Caputo, developed a peer group of mining companies (the “Compensation Peer Group”) against which to benchmark compensation practices. The selection criteria that the CHRC considered, and the resulting peer group are outlined below.

Peer Group Selection Criteria	2024 Compensation Peer Group

Geography:

Mining companies headquartered in Canada

and operating in Canada, US, Central or South America

Metal/Stage of Development:

Primarily precious metals producers with 1-3 producing mines

Size:

Companies ranging from approximately 1/3 to 3 times that of MAG in terms of:

•  Market Capitalization

•  Enterprise Value

•  Annual Revenue

•  Argonaut Gold Inc.

•  Aya Gold & Silver Inc.

•  Calibre Mining Corp.

•  Dundee Precious Metals Inc.

•  Endeavour Silver Corp.

•  Fortuna Silver Mines Inc.

•  GoGold Resources Inc.

•  K92 Mining Inc.

•  Lundin Gold Inc.

•  New Gold Inc.

•  Orla Mining Ltd.

•  SilverCrest Metals Inc.

•  Torex Gold Resources Inc.

•  Victoria Gold Corp.

•  Wesdome Gold Mines Ltd.

MAG Silver Corp.	2024 Management Information Circular

Components of Compensation

The Company’s executive compensation program for the financial year ended December 31, 2023, consisted primarily of the following elements:

Compensation Element	Form of Payment	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills and market demand for the executive role and/or incumbent.	The salary for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the Compensation Peer Group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the individual. For a fully qualified executive in a given role, the Company generally intends to pay salaries near the median values of the Compensation Peer Group.
Short-term Incentive (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are aligned with the long-term success of the Company.

Our NEOs have an opportunity to earn annual performance incentive compensation based on achievement against both corporate and individual objectives (“CPOs” and “IPOs”, respectively) at the beginning of the year. The short-term incentive plan provides for cash payments when pre-determined CPOs and IPOs are met or exceeded. CPOs are the same for each executive officer, with IPOs pertaining directly to the specific role and responsibilities of each executive.

Incentive targets (expressed as a percentage of base salary) are considered by the CHRC to be the maximum value earnable for the full achievement of CPOs and IPOs with the payments ultimately awarded to the NEOs reflecting the level of achievement of the predetermined objectives. The CHRC will, from time to time, apply discretion in the determination of the level of achievement of CPOs and IPOs to consider mitigating factors in actual performance achievement as important aspects of executive and Company performance are not always strictly quantifiable or under the full control of the NEOs. This is especially true for milestones and objectives relating to the Juanicipio Mine, the Company’s main asset, which are heavily co-dependent on the actions of Fresnillo (its joint venture partner and Juanicipio Mine operator).

MAG Silver Corp.	2024 Management Information Circular

Compensation Element	Form of Payment	Purpose of Element	Determination
Long-term Incentive (LTI) - Option Plan	Common Shares	Encourages executives to generate sustained share price growth over the longer term (i.e. five years) and aligns executives’ interests with Shareholders’ interests through participation in share price appreciation.

Under the Company’s third amended and restated option plan (the “Option Plan”), grants of options to purchase Common Shares under the Option Plan (“Options”) are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed five years, and vesting provisions, which must not be less than over three years.

The number of Options awarded, in conjunction with the number of PSUs (as defined herein) and RSUs awarded on an annual basis is determined by the CHRC and recommended to the Board for approval annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards

Long-term Incentive (LTI) -Share Unit Plan (Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”))	Common Shares	PSUs are designed to motivate and reward executives to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant stock exchange indices or peer groups, over successive three-year performance cycles. RSUs provide a measure of retention incentive for executives, while still being linked to Shareholder value creation.

PSUs vest in accordance with a performance period (typically three years) as determined by the CHRC and recommended to the Board for approval. PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-200% of the number awarded, based on the CHRC’s determination of actual performance against these pre-established targets and milestones.

Unless specified otherwise at the time of grant, RSUs vest over three years.

As a guiding philosophy, the CHRC requires a minimum of 50% of NEO equity incentive grants to be PSUs (or otherwise performance based), with vesting ultimately tied to the achievement of operational, financial, or strategic objectives.

The number of PSUs and RSUs awarded, in conjunction with the number of Options awarded on an annual basis is determined and recommended to the Board by the CHRC annually, based upon the overall competitiveness of the compensation program versus peers, the desired performance, versus retention mix of the equity incentive awards and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards

MAG Silver Corp.	2024 Management Information Circular

Pension, Benefits and Perquisites

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company provides various employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance and life insurance), which are substantially the same as those provided to all other employees of the Company.

Target NEO Pay Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at-risk components (non-equity annual incentive payments and long-term equity incentives).

Summarizing the NEO total 2023 compensation by category provides the following analysis of compensation considered not at-risk and at risk:

2023 Target Pay Mix George Paspalas, Chief Executive Officer	2023 Target Pay Mix All Named Executive Officers

2023 Compensation Details

Base Salaries

Effective January 1, 2023, Messrs. Paspalas, Di Trapani, Mallory and Curlook were each awarded a base salary increase of 4.7%, 5.5%, 4.5%, and 5.3%, respectively, reflective of cost of living/inflation increases. Dr. Megaw continued to be remunerated on a fixed daily rate basis in 2023 (see Daily Rate (CXO) below).

Daily Rate (CXO)

Dr. Megaw’s exploration services are remunerated under the terms of a Field Services Agreement (“FSA”) between the Company, IMDEX Inc. (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see Interest of Informed Persons in Material Transactions below). The annual cash-based compensation paid to Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair value market rates and Dr. Megaw’s submission of invoices for services rendered.

MAG Silver Corp.	2024 Management Information Circular

Effective January 1, 2023, Dr. Megaw’s daily rate was increased by approximately 3.2% from US$1,580 to US$1,630, reflective of a cost of living/inflation increase. As Dr. Megaw only charges for days worked, the amount of annual compensation for his daily work will vary based on the number of days invoiced to the Company. In 2023, Dr. Megaw invoiced the Company for 149 days, as compared to 203 days in the prior year.

Short-term Incentives

The short-term incentives awarded to the NEOs in 2023 were as follows.

	2023 Salary ($)	Target STI (% of Salary) (2)	CPO Weight	IPO Weight	CPO Achieved	IPO Achieved	2023 STI Payout ($)
George Paspalas – CEO	670,000	100%	75%	25%	107%	100%	705,175
Fausto Di Trapani – CFO	422,000	62.5%	60%	40%	107%	100%	274,828
Peter Megaw – CXO	315,662	50%	60%	40%	107%	82%	153,037
Jim Mallory – CSO	345,000	50%	60%	40%	107%	98%	178,365
Michael Curlook – VP IR	240,000	40%	50%	50%	107%	83%	91,200

(1) Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on a notional salary equivalent of $315,662 (US$233,786).

(2) Target STI values are considered by the CHRC to be the maximum earnable, absent exceptional circumstances.

2023 Individual Performance Objectives

With respect to the 2023 NEO IPOs, the CHRC and the Board concluded that the NEOs broadly met the majority of their 2023 targets. The NEO assessments of 2023 IPOs reflect the following key milestones:

NEO	IPO	Weight	Achievement
George Paspalas CEO	Work with Fresnillo to realize the value potential of Juanicipio; incorporate suggestions from MAG’s global experience.	50%	50%
	Evaluate and recommend future exploration projects to create a project pipeline for future growth, as illustrated in the October 2021 & 2022 strategic planning session.	5%	5%
	Provide a robust balance sheet to enable functioning of the Corporate and Exploration functions within MAG net of Juanicipio over 2023 and 2024.	30%	30%
	Provide for the appropriate people resources and build up bench strength in the organization in anticipation of exploration success at Deer Trail and/or Larder.	15%	15%
Total		100%	100%

MAG Silver Corp.	2024 Management Information Circular

NEO	IPO	Weight	Achievement
Fausto Di Trapani CFO	Finance • Implement a Strategic Business Planning process for 2024-2026 (25%) • Liquidity (25%) • Streamline corporate structure and optimize tax outcomes (5%) • Continuous development and improvement of the Company’s reporting systems and framework (5%) • Improve the capacity and capability in the finance team delivering improved financial analysis and reporting in line with graduation to producer status. Continue to imbed into the Fresnillo joint venture finance department (5%)	65%	65%
	Corporate Development • Through interactions with technical and financial disciplines in the business establish an internal model of corporate NAV. • Collaborate on the selection of one high priority target to advance discussions with in 2023. • Provide financial stewardship for existing exploration projects.	25%	25%
	Investor Relations • In collaboration with IR, execute rebranding of corporate presentation and website. • Participate in investor presentations, attend significant investor conferences and investor meetings. • Develop and grow relationships with the Company’s research analysts.	10%	10%
Total		100%	100%
Peter Megaw CXO	At Juanicipio, continue to advance the upwelling thesis in the execution of exploration planning and encourage the maintenance of a focused generative exploration team at Juanicipio.	40%	35%
	At Deer Trail continue to provide oversight on the results of Phase II drilling, and search for additional spokes around the hub.	20%	20%
	Support exploration for, and acquisition of, additional mineralization centers at Larder.	10%	5%
	Continue telling MAG’s story in marketing and other environments. Lead teach-ins as needed at Deer Trail and Larder, paying special attention to the precious metals analysts.	20%	15%
	Guide and support M&A and generative work. Continue mentoring and developing new executives.	10%	7%
Total		100%	82%

MAG Silver Corp.	2024 Management Information Circular

NEO	IPO	Weight	Achievement
Jim Mallory CSO	Engage with Fresnillo, Juanicipio and MAG exploration projects to achieve MAG’s corporate 2023 safety performance targets by: • Collaborating with Fresnillo and Juanicipio managers and staff to educate, implement and review safety goals. • Leading safety initiative implementation at Juanicipio via a Joint Health and Safety Committee. • Implementing safety management systems and maintain safety standards across MAG's exploration projects	35%	38%
	Support MAG’s Corporate Development team, and other MAG projects as required, to provide: • Conducting of comprehensive sustainability due diligence. • Aid and support in environmental remediation efforts. • Facilitating stakeholder engagement and community agreements. • Assisting in project risk assessments. • Conducting baseline assessments and monitor climate-related risks	25%	25%
	Support the implementation of a comprehensive Human Capital Development Program encompassing corporate succession planning, diversity training, gender equality initiatives, and optimization of MAG's flexible hybrid workplace model.	10%	5%
	Enhance ESG disclosures via corporate publications and investor events, involving external support for MAG's ESG performance re-rating. This includes assessing material ESG topics for MAG and Juanicipio Mine, CEO participation in investor forums, and publishing the 2023 Sustainability report.	30%	30%
Total		100%	98%
Michael Curlook VP IR	Liaise with MAG’s existing shareholders and potential new precious metals shareholders	50%	40%
	Promote MAG’s engagement in the adoption and documentation of ESG initiatives, policies and values on all three of its projects to an increasingly larger sphere of stakeholders and relevant parties.	20%	18%
	Consider targeting non-traditional MAG shareholders in an effort to expand shareholder base. Continue to analyze optimal listing jurisdictions.	30%	25%
Total		100%	83%

2023 Corporate Performance Objectives

CPO	Weighting	CPO Score Value
ESG - Sustainability:	20%	17%
Safety: Support the Juanicipio Mine and other exploration projects at MAG in the implementation of their respective Safety Management Systems, specifically Critical Control Management Plans, Risk Management Framework and visible use of Behavioral Based Safety Programs (I Care We Care). o Target: Zero fatalities and a 10% reduction in lagging safety indicators (LTI <7.1, TRIFR <14.8).	5%	3%
Climate: Develop a Climate Change Management Plan that includes the identification and prioritization of material Climate-Related Risk and Opportunities (CROs) of the Juanicipio Mine and, where possible, analysis of exploration projects at MAG, incorporating a mitigation strategy as part of the Enterprise Risk Management Framework and annual reporting consistent with the Task Force on Climate-related Financial Disclosures (TCFD).	5%	3%
Social: Design and implement a Human Capital Development Program founded by the principles of the Company’s Diversity Equity and Inclusion Policy, incorporating employee performance management and talent development. Give consideration for gender equality accelerator program standards and a multigenerational workforce.	5%	5%
Governance: Develop the Juanicipio Health & Safety Committee into a multi-disciplinary “ESG” Committee that meets routinely and operates to an agreed Charter.	5%	6%

MAG Silver Corp.	2024 Management Information Circular

CPO	Weighting	CPO Score Value
Platform:	40%	50%
Balance Sheet: Maintain the agreed minimum cash balance of US$25 million on the MAG corporate balance sheet to enable funding of Corporate and exploration net of Juanicipio cash flow for 2023 and 2024. Establish a process and repatriate a minimum of US$20 million cash from Mexico to Canada. Production: Achieve commercial production of the Juanicipio plant in H1 2023. Work with Fresnillo to complete process plant commissioning and ramping up to 85-95% for the 4000tpd nameplate of the Juanicipio plant by the third quarter of 2023.	40%	50%
Growth:	40%	40%
Juanicipio: Work with Fresnillo to construct a detailed and definitive operating and financial plan for Juanicipio for 2023. Incorporate varying analysis and feedback tools to achieve continuous improvement as the mine enters into a consolidation and optimization phase. Institute a medium-term planning process during 2023 to provide a look through into future years’ production and cash flow. Continue to promote and provide geological justification for additional drilling to the Northeast of Valdecañas and push for permit approvals for Mesa Gande and Triunfo.	30%	30%
Deer Trail and Larder: Continue to advance the environmental and social engagement with the community at Deer Trail and Larder to solidify transparent and supportive relationships.	10%	10%
Total CPOs and Achievement	100%	107%

Equity-Based Incentives

Unlike our short-term incentive program that rewards our NEOs for performance against predetermined targets and objectives set for the most recently completed financial year, the equity-based incentives granted to NEOs under our Long-term Incentive Plan (“LTIP”) rewards our NEOs for future performance by incentivizing shareholder value creation. Our CHRC, working with its independent compensation advisor, reviews the LTIP program annually, including the long-term equity incentive target, and the appropriate unit mix and, where appropriate, performance measures. Importantly, the CHRC, from time to time, also tracks the ‘realizable value’ of outstanding equity-based incentives to monitor whether the value accruing to NEOs under the program is reflecting shareholders’ experience (both from a share price perspective and in relation to the achievement of strategic objectives) over the performance timeline of the awards.

The CHRC makes recommendations to the Board with respect to the amount (based on a percentage of base salary) and nature of the grants to be given to each participant. For 2023 the CHRC determined that awards for the CEO would comprise a mix of 65% PSUs, 10% RSUs and 25% Options, for the CFO, CXO, and CSO a mix of 62.5% PSUs, 12.5% RSUs and 25% Options, and for the VP IR a mix of 50% PSUs, 25% RSUs and 25% Options, with RSUs and Options vesting ratably over three years. For PSUs granted to our NEOs in 2023, the CHRC determined that the performance conditions and vesting schedules (all measured over three-year performance periods) underlying the grants would be as follows:

MAG Silver Corp.	2024 Management Information Circular

Percentage of 2023 Grant	Performance Criteria	Vesting
25%	Relative Total Shareholder Return (rTSR) versus the Market Vectors Junior Gold Miners ETF (“GDXJ”)	• The number of PSUs to vest is subject to a market price performance factor measured over a three-year performance period. The performance measurement in respect of PSUs has been set by the Compensation & Human Resources Committee based on the relative Total Shareholder Return (“TSR”) performance of the Company at the end of the three-year performance period, as compared to the performance of the Market Vectors Junior Gold Miners ETF (“GDXJ”). The potential PSU vesting ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant, based on the TSR performance comparison, adjusted for dividends, over the three-year performance period on a straight-line basis
25%	Operations

•  Exploration Success at Juanicipio (9%)

o     A discovery, confirmed by a peer review from a panel elected by the Compensation & Human Resources Committee, at either of the high priority targets at Mesa Grande or Triunfo: 100% vesting.

•  Exploration success at Deer Trail (8%)

o     A discovery, confirmed by a peer review from a panel elected by the Compensation & Human Resources Committee and announced before the end of the Performance Period at the Deer Trail Project: 100% vesting.

o     A resource declaration at Deer Trail supported by the publication of an NI 43-101 compliant report before the end of the Performance Period: 150% vesting.

•  Exploration success at Larder (8%)

o     A discovery, confirmed by a peer review from a panel elected by the Compensation & Human Resources Committee and announced before the end of the Performance Period at the Larder Project: 100% vesting.

o     A resource declaration at Larder supported by the publication of an NI 43-101 compliant report before the end of the Performance Period: 150% vesting.

25%	Financial/Balance Sheet

•  Repatriate Cash:

o     It is generally accepted that the outcome of strong operating performance and disciplined deployment of capital is free cash flow. In the case of Juanicipio this free cash flow is returned to its shareholders, Fresnillo and MAG. The quantum of cash outlined below is MAG’s share and for the avoidance of doubt is cumulative cash distributed from Juanicipio and received in Canada over the performance period.

o     Repatriation of no less than $100m from Juanicipio to Canada: 50% vesting

o     Repatriation of $155m from Juanicipio to Canada: 100% vesting.

Repatriation of up to $205m from Juanicipio to Canada: for every incremental $1m repatriated above the $155m above an additional 1% of the PSU’s will vest up to a maximum of 150%. For greater certainty, if $175m is repatriated from Juanicipio to Canada, 120% of these PSU’s will vest.

MAG Silver Corp.	2024 Management Information Circular

Percentage of 2023 Grant	Performance Criteria	Vesting
12.5%	ESG	Sustainalytics ESG rating improvements • MAG Sustainalytics ESG Risk Score at 30 or less: 100% vesting • MAG Sustainalytics ESG Risk Score at 28.5 or less: 150% vesting
12.5%	JV Governance and Stewardship

•  Stewardship meetings (7.5%)

o     Hold at least 12 Juanicipio Stewardship meetings during the Performance Period: 100% vesting.

o     Hold at least 20 Juanicipio Stewardship meetings during the Performance Period: 150% vesting.

•  Strategic Business Plan (5%)

o     Implement a Strategic Business Planning process throughout the business, including a Strategic Business Plan from Juanicipio that is endorsed by both partners, with an initial 3-year Strategic Business Plan for 2026-2028 in place in time for the 2026 budget cycle. 100% vesting.

December 8, 2020 PSU Award Tracking

For the PSUs awarded on December 8, 2020 that have vested on December 8, 2023, vesting was contingent upon four conditions: (1) relative TSR performance of the Company at the end of the three-year performance period, as compared to the performance of the GDXJ (33.3% weighting); (2) Commissioning of the float plant in Q1 2022 (16.7% weighting); (3) commercial production of the Juanicipio processing plant in Q1 2022 (16.7% weighting); and (4) reconciliation of capital costs equal to or less than $440 million (33.3% weighting). At the end of the performance period, MAG’s share price had marginally underperformed the GDXJ after consideration of GDXJ dividends during the performance period, both float plant commissioning and commercial production at Juanicipio were not achieved in the prescribed timelines, and reconciliation of capital costs were partially achieved.

As a result of the assessed achievement versus the performance conditions underlying the December 2020 PSU grants, each component of the 2020 awards vested as follows:

•	Relative TSR component: 87% of target

•	Float Plant Commissioning: 0%

•	Commercial production: 0%

•	Capital costs: 50% of target

•	Overall result: 46% of target

MAG Silver Corp.	2024 Management Information Circular

Performance Graph

The following graph compares the cumulative Shareholder return on a $100 investment in Common Shares of the Company to the cumulative Shareholder return for the S&P/TSX Composite Index and for the GDXJ Index, each for the five-year period ended December 31, 2023.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, TSX listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries and is not specific to the mining or silver industry. The GDXJ is an exchange traded fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company.

	Initial Investment	2019	2020	2021	2022	2023
MAG Silver ($)	100	153	261	198	212	138
GDXJ ($)	100	133	171	134	122	128
S&P/TSX Composite Index ($)	100	119	122	148	136	146
NEO Total Reported Compensation ($) (1)	-	5,011,999	4,707,516	3,180,972	5,393,252	6,772,305
NEO Total Realized and Realizable Compensation ($) (2)	-	4,318,355	2,993,778	2,750,472	4,315,573(3)	4,985,909(3)
(1)	Reported total compensation (includes base salary, short-term incentives paid, and equity grants valued at ‘fair value’ as at date of grant).

(2) Realized and realizable total compensation (includes base salary, short-term incentives paid, actual realized value of awards as exercised, current performance tracking of outstanding PSUs and all outstanding equity incentives as at the closing share price of $13.79 on December 31, 2023.)

(3)	Includes current tracking on 2022 and 2023 PSU grants of 56% and 67%, respectively.

MAG Silver Corp.	2024 Management Information Circular

Executive Compensation Alignment with Shareholder Experience

To illustrate how the actual compensation received by the Company’s NEOs, versus the reported total compensation in the Summary Compensation Table, fluctuates with Shareholders’ experience, both reported and realized total compensation for the Company’s NEOs is overlaid on the performance chart above, allowing the reader to assess changes in NEO compensation, relative to Shareholder returns.

From January 1, 2019, to December 31, 2023, the share price of the Company increased by 38%, compared to an increase in the S&P/TSX Composite Index of 46% and an increase in the GDXJ Index of 28%. During this same five-year period, the reported, or target, total compensation of the Company’s NEOs has increased 35%, however, the realized and currently realizable compensation of the Company’s NEOs has been only 77% of the reported value over the period.

The decrease in realized compensation versus reported compensation is due predominantly to the equity incentive component of NEOs’ compensation, which is heavily performance-oriented, requiring both growth in the Company’s share price and the achievement of numerous performance milestones in order for the target equity incentive value to be realized. As illustrated in the chart below, NEOs on average, have realized only 47% of the grant value of stock options, RSUs and PSUs over the most recent five-year period, due to both the decline in the Company’s share price since 2020 and missed performance hurdles for the vesting of PSUs (see details below the chart).

As at December 31, 2023:

•  All options granted to MAG Silver’s NEO’s over the past 5 years were underwater.

•  The PSU award granted for 2019 compensation vested at 97% of target

•  The PSU award granted for 2020 compensation vested at 83% of target

•  The PSU award granted for 2021 compensation vested at 46% of target.

•  In regard to the PSU awards still outstanding, the 2022 award is tracking at approximately 56% of target, while the 2023 award is tracking at approximately 67% of target.

The chart above illustrates how NEO compensation is heavily leveraged to shareholder return, even as the executive team is rewarded for annual operational and financial success through the Short term Incentive. The CHRC, therefore, is satisfied that the Company’s compensation program is sufficiently aligned to shareholder value creation, however, the CHRC also believes that NEO compensation should not be solely correlated with share price performance. In determining overall compensation from year to year, the CHRC also considers numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, Fresnillo is the operator of the Company’s 44% interest in the Juanicipio Mine, and therefore the Company is reliant on Fresnillo to a considerable extent to advance the project in a timely and efficient fashion.

MAG Silver Corp.	2024 Management Information Circular

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years:

NEO Name and Principal Position	Year	Salary ($)	Share- based awards(1)(5) ($)	Option- based awards(2)(3)(5) ($)	Non-Equity Incentive Plan compensation Annual incentive plans (4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)
George Paspalas CEO	2023	670,000	879,366	293,123	705,175	Nil	2,547,664
	2022	640,000	719,989	240,557	555,200	Nil	2,155,746
	2021(5)	602,000	Nil	Nil	565,880	Nil	1,167,880
Fausto Di Trapani CFO	2023	422,000	553,855	184,622	274,828	Nil	1,435,305
	2022	266,667	512,981(9)	821,498(9)	120,533	Nil	1,721,679
Peter Megaw CXO(6)	2023	315,541	523,903	174,633	153,037	Nil	1,167,114
	2022	418,018	488,214	163,123	178,075	Nil	1,247,430
	2021(5)	366,000	Nil	Nil	175,638	Nil	541,638
Jim Mallory CSO (7)	2023	345,000	362,232	120,747	178,365	Nil	1,006,344
	2022	330,000	341,542	114,114	151,140	63,957 (10)	1,000,753
	2021(5)	62,500 (7)	Nil	430,500	35,438 (7)	196,590 (8)	725,028
Michael Curlook VP IR	2023	240,000	143,976	47,996	91,200	Nil	523,172
	2022	228,000	136,774	45,706	80,621	Nil	491,101
	2021(5)	215,000	Nil	Nil	80,840	Nil	295,840
(1)	Share based awards consist of RSUs and PSUs granted under the Company’s Equity Incentive Plans (as defined herein) as described above under Long-Term Compensation, with the grant date ‘fair value’ determined using the fair market value of the Common Shares on the date of grant. The share price on the date of grant is the best fair value estimate available for these grants.
(2)	The grant date ‘fair value’ of Options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(3)	All Options are granted with an exercise price equal to the Market Price (as defined below) of the Company’s Common Shares on the date of grant. Accordingly, the above values shown for these Option grants reflect the theoretical fair value of the Options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).
(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus earned for the noted fiscal period ended December 31, for non-Equity Incentive Plan compensation earned by the NEO in the same fiscal year.

MAG Silver Corp.	2024 Management Information Circular

(5)	Due to the change made in 2021 to the timing of equity incentive awards for executives and employees, no annual equity grant was made for 2021 under the Company’s Equity Incentive Plans (with the exception of an Option grant made to Jim Mallory as an incentive to join the Company in late 2021). The large increase in total compensation for 2022 predominantly reflects the lack of share- and option-based awards in 2021 and the grant of these awards instead in early 2022.
(6)	Dr. Megaw is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under CXO Daily Rate. Dr. Megaw (through IMDEX), was paid consulting fees as CXO of US$233,786 in 2023 (US$316,680 in 2022 and US$291,060 in 2021) converted to Canadian dollars at an average rate of 1.3497 in 2023 (1.3200 in 2022 and 1.2597 in 2021) and a bonus of US$113,386 in 2023 (US$134,906 in 2022 and US$138,818 in 2021) converted to Canadian dollars at an exchange rate of 1.3497 in 2023 (1.3200 in 2022 and 1.2652 in 2021). The conversion rates to Canadian dollars represent exchange rates approximating the rate in effect when the fees were paid.
(7)	Mr. Mallory was appointed CSO on October 15, 2021, and his salary and non-equity incentive for 2021 was prorated accordingly.
(8)	Paid to a company owned by Mr. Mallory for services rendered as a non-NEO prior to his appointment as CSO on October 15, 2021.
(9)	Mr. Di Trapani was appointed CFO effective May 20, 2022, and his salary and non-equity incentive for 2022 was prorated accordingly. Mr. Di Trapani was granted an LTIP award in line with the Company’s incentive program as well as 25,000 RSUs and 100,000 Options as an inducement to joining MAG. The RSUs vest on the first anniversary from grant being May 20, 2023, and the Options vest 1/3 on every anniversary from the date of grant.
(10)	Paid to a company in which Mr. Mallory owns a 50% beneficial interest for services rendered in the spheres of stakeholder engagement, sustainability and CSR.

The Company has calculated the “grant date fair value” amounts for Options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of Options using this methodology is very different from a simple “in-the-money” value calculation. For example, Options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying Option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money Option value calculation. The value of the in-the-money Options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

Disclosure Respecting Equity Compensation Arrangements

The Company currently has three equity compensation plans in place: the Option Plan, the Share Unit Plan and the DSU Plan (together, the “Equity Incentive Plans”).

Under the Option Plan, grants of Options are typically made upon the commencement of an executive’s employment with the Company. Additional grants may be made at the discretion of the Board based on the individual’s level in the Company, contribution to corporate performance and the overall competitiveness of the executive compensation package. The Board determines the exercise price of Options at the time of grant, provided that the exercise price may not be lower than the market price. The Board also has the discretion to determine the term of Options, which is not to exceed five years, and vesting provisions, which must not be less than over three years.

Within the Share Unit Plan, PSUs are designed to motivate and reward executives based on individual and corporate performance, while RSUs provide a measure of retention incentive for executives while still being linked to Shareholder value creation. PSUs vest in accordance with a performance period (typically three years). PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. The number actually vesting will be in a range of 0-150% of the number awarded (0-200% for awards made in 2023 and later), based on the CHRC’s determination of actual performance against these pre-established targets and milestones. Unless specified otherwise at the time of grant, RSUs vest over three years.

The DSU Plan has been established to promote a greater alignment of long-term interests between participants and the Shareholders of the Company and to provide a compensation system for participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of participants. The Board uses the DSUs issuable under the DSU Plan as part of the Company’s overall equity compensation plan. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of the participants with those of the Shareholders by directly tying compensation to share price performance.

The following table summarizes the key aspects of each plan.

MAG Silver Corp.	2024 Management Information Circular

Option Plan

Eligible Persons	Directors, employees and consultants
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the Option Plan.

5% of issued and outstanding Common Shares at any time, provided that:

(a)    the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and

(b)    the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis

Additional Limits

The aggregate number of Common Shares issued to insiders within any one-year period, and issuable to insiders at any time under all share compensation arrangements of the Company, shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis.

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Option Plan shall not exceed $100,000 to each non-employee director per year. At the discretion of the Board, non-employee directors may receive a grant of Options under the Option Plan upon such non-employee director’s first election or appointment to the Board provided that the equity award value (based on grant date fair value) in connection with such grant of Options may not, when combined with any Common Shares issuable to such non-employee director under any other share compensation arrangement, have an aggregate equity award value in excess of $150,000.

Exercise Price	Options may be granted from time to time by the CHRC at an exercise price equal to at least the Market Price (as defined in the Option Plan) of the Common Shares at the time the Option is granted.
Maximum Term of Options	Five years
Vesting	At the discretion of the CHRC, but typically a minimum of three years. The CHRC may elect, at any time, to accelerate the vesting schedule of one or more Options.
Full Payment for Shares	In lieu of paying the aggregate exercise price to purchase Common Shares, the CHRC may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of Common Shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of Common Shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.
Financial Assistance	None
Assignment	Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

MAG Silver Corp.	2024 Management Information Circular

Termination Prior to Expiry

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Option Plan.

The Option Plan provides that where an employee whose employment terminates for any reason other than for cause, but including termination without cause and voluntary resignation, any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the CHRC to extend such period (provided that in no event may such period be extended beyond the expiration date of such Options).

In the event that an Option holder ceases to be an “Eligible Person” by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder ceased to be an “Eligible Person” by reason of disability, as the case may be, for a period of 12 months after the date of death or the cessation date, as applicable, subject to the discretion of the CHRC to extend such period (but in no event beyond the expiration date of such Options).

Amendments not Requiring Shareholder Approval	Under the Option Plan, the CHRC will be entitled to make any amendments to the Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the CHRC’s discretion; (f) changing the termination provisions of the Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Common Shares from the Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the CHRC, at its discretion, at any time up to a date determined by the CHRC, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the CHRC has determined shall be immediately vested and exercisable in such circumstances.
Amendments Requiring Shareholder Approval	Any material amendments to the Option Plan, or amendments to the Option Plan requiring the approval of the shareholders under applicable securities law or regulation, will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum percentage of Common Shares issuable by the Company under the Option Plan other than in accordance with the provision of the Option Plan that entitles the CHRC to make adjustments to give effect to certain adjustments made to the Common Shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to insiders and non-employee directors set out in Section 5.8 of the Option Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

MAG Silver Corp.	2024 Management Information Circular

Share Unit Plan

Eligible Participants	Directors, employees and consultants
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the Share Unit Plan.

1.5% of the issued and outstanding Common Shares at any time, provided that:

(a)    the number of Common Shares issued or issuable under all of the Company’s share compensation arrangements (excluding the DSU Plan), shall not exceed 5% on a non-diluted basis; and

(b)    the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% on a non-diluted basis.

Additional Limits	The maximum number of Common Shares issuable to insiders pursuant to the Share Unit Plan, together with any Common Shares issuable pursuant to any other share compensation arrangement of the Company at any time, and the maximum number of Common Shares issued to insiders under the Share Unit Plan, together with any Common Shares issued to insiders pursuant to any other share compensation arrangement within any one year period, will not exceed 10% of the total number of outstanding Common Shares.
Dividends	On any payment date for dividends paid on Common Shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a Common Share on the date that the dividend is paid.
Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the CHRC.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the CHRC in accordance with the Share Unit Plan.

The CHRC may accelerate or waive any condition to the vesting of any grant under the Share Unit Plan.

Term	The expiry date of RSUs and PSUs will be determined by the CHRC at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date.
Settlement	Common Shares, or in the event of a Change of Control (as defined in the Share Unit Plan) and at the discretion of the CHRC, cash or such other securities into which Common Shares are exchanged.

MAG Silver Corp.	2024 Management Information Circular

Assignment	RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the CHRC may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.
Termination Prior to Expiry

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity (as defined in the Share Unit Plan) and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the CHRC.

If the participant’s employment is terminated by the Company or a MAG Entity without cause or the participant voluntarily terminates his or her employment, the participant shall be entitled to exercise Share Units that are vested on such participant’s date of termination for a period ending on the earlier of: (i) the expiry date of such vested share units; and (ii) 90 days following such date of termination. If the participant dies or experiences a disability while employed, the participant’s beneficiary shall be entitled to exercise share units that are vested on such participant’s date of termination or disability for a period ending on the earlier of: (i) the expiry date of such vested shares units; and (ii) 12 months following the participant’s date of death or disability, as applicable.

Subject to the terms of a person’s employment agreement and unless otherwise determined by the CHRC, if a participant’s services are terminated for cause, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

Amendments

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.      An increase in the number of Common Shares reserved for issuance pursuant to the Share Unit Plan;

2.      Changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;

3.      Changes to the insider participation limits;

4.      Any extension of the expiry date of any RSUs or PSUs;

5.      Any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of insiders under the Share Unit Plan; or

6.      An amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.      Amendments of a “housekeeping” nature;

2.      A change to the vesting provisions of any grants;

3.      A change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or

4.      Amendments to the provisions relating to a Change of Control.

MAG Silver Corp.	2024 Management Information Circular

DSU Plan

Eligible Participants	Non-employee directors
Share Reserve	Maximum number of Common Shares available for issuance from treasury pursuant to the DSU Plan.	1% of the issued and outstanding Common Shares at any time, provided that the number of Common Shares issued or issuable under all share compensation arrangements (including the DSU Plan) shall not exceed 6% of the issued and outstanding Common Shares on a non-diluted basis.
Additional Limits

Excluding any DSUs granted to a participant under an election to receive DSUs in lieu of Annual Cash Remuneration (as defined in the DSU Plan), the aggregate equity award value (based on grant date fair value) of any grants of DSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value (based on grant date fair value) of any grants under any other share compensation arrangement, that may be made to a participant for a year shall not exceed $150,000.

The maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other share compensation arrangements (which includes the Share Unit Plan and the Option Plan), and the maximum number of Common Shares issued to insiders under the DSU Plan together with any Common Shares issued to insiders pursuant to any other share compensation arrangements within any one year period, will not exceed 10% of the issued and outstanding Common Shares.

At the discretion of the Board, a participant may receive a grant of DSUs under the DSU Plan upon such participant’s first election or appointment to the Board, provided that, where such DSUs may be settled in Common Shares, the equity award value (based on grant date fair value) of such grant of DSUs, in combination with the equity award value (based on grant date fair value) of any grant made to such a participant in respect of his or her first election or appointment to the Board under any other share compensation arrangement cannot exceed $150,000.

Grants	Subject to the limits set forth above, the Board may award such number of DSUs to a participant under the DSU Plan as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services he or she renders to the Company.
Vesting

DSUs credited to a participant’s account whereby the participant has elected to receive DSUs will be fully vested upon being credited to a participant’s account and the participant’s entitlement to payment of such DSUs at such participant’s termination date shall not thereafter be subject to satisfaction of any requirements to any minimum period of membership on the Board.

DSUs credited to a participant’s account whereby the Board awards such number of DSUs to a participant as the Board deems advisable to provide the participant with appropriate equity-based compensation for the services rendered or at the discretion of the Board will vest in accordance with such terms and conditions as may be determined by the Board.

Dividends	On any payment date for dividends paid on Common Shares, a participant shall be credited with dividend equivalents in respect of DSUs credited to the participant’s account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value (as defined in the DSU Plan) as of the date on which the dividends on the Common Shares are paid.

MAG Silver Corp.	2024 Management Information Circular

Redemption

Generally, a participant in the DSU Plan who is not a US taxpayer may elect, by filing a notice with the Secretary of the Company, up to four dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such participant shall be redeemed. A participant’s elected Entitlement Date(s) shall not be before the participant’s Termination Date, or later than December 15 of the calendar year following the year in which his or her Termination Date occurs. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the Common Shares that is more than six months after the participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

All Common Shares issuable and any payments under the DSU Plan to, or in respect of, a participant who is not a US taxpayer shall be issued or paid, as applicable, on or before December 31 of the calendar year commencing immediately after the participant’s termination.

In the event of a participant’s death, Common Shares shall become issuable and/or amounts payable in respect of any and all DSUs then credited to the participant's account as soon as reasonably practicable after the participant's date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the participant; provided that, solely with respect to a deceased US taxpayer, in no event shall such Common Shares be issued or any payment made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the participant's date of death.

Settlement	Cash, Common Shares or a combination thereof as provided in the DSU Plan
Assignment	DSUs are not assignable or transferable other than by operation of law. Subject to the requirements of applicable law, a participant may designate in writing one or more persons to receive benefits payable under the DSU Plan upon the death of such participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.
Amendments

The Board may without Shareholder approval, amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the participant or unless required by law, adversely affect the rights of a participant with respect to any amount in respect of which a participant has then elected to receive DSUs or DSUs which the participant has then been granted under the DSU Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

MAG Silver Corp.	2024 Management Information Circular

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the Option-based and share-based awards outstanding as at December 31, 2023, and their market value as of the same date.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments as at December 31, 2023, and the exercise price of the Option.
•	Share-based award value is calculated based on the closing market price of a Company share on December 31, 2023.
•	The closing price of the Company’s shares on the TSX on December 31, 2023, was $13.79.

	Option-based Awards				Share-based Awards(5)
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date (m/d/year)	Value of unexercised in-the- money Options ($)	Number of shares or units of shares that have not vested(6) (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
George Paspalas	88,028(1)	13.46	4/11/2024	29,049	85,205	1,174,977	452,381
	87,209(1)	14.98	2/26/2025	Nil
	46,353(1)	21.57	12/8/2025	Nil
	28,037(2)	20.20	4/6/2027	Nil
	43,490(3)	16.43	3/30/2028	Nil
Fausto Di Trapani	100,000(4)	17.02	5/19/2027	Nil	44,669	615,986	Nil
	9,191(5)	21.29	4/6/2027	Nil
	27,392(3)	16.43	3/30/2028	Nil
Peter Megaw	76,291	13.46	4/11/2024	25,176	53,371	735,986	95,220
	75,581	14.98	2/26/2025	Nil
	40,173	21.57	12/8/2025	Nil
	19,012	20.2	4/6/2027	Nil
	25,910	16.43	3/30/2028	Nil
Jim Mallory	50,000(1)	21.26	12/1/2026	Nil	37,077	511,292	25,898
	13,300(2)	20.20	4/6/2027	Nil
	17,915(3)	16.43	3/30/2028	Nil
Michael Curlook	18,779	13.46	4/11/2024	6,197	14,782	203,844	96,654
	18,604	14.98	2/26/2025	Nil
	10,506	21.57	12/8/2025	Nil
	5,327	20.2	4/6/2027	Nil
	7,121	16.43	3/30/2028	Nil

(1) Options are fully vested as at December 31, 2023.

(2)	Options are 1/3 vested as at December 31, 2023. Remaining options are vested 1/3 on April 6, 2024, an 1/3 vesting on April 6, 2025.

MAG Silver Corp.	2024 Management Information Circular

(3) Options are unvested as at December 31, 2023. Options vest 1/3 on March 30, 2024, 1/3 on March 30, 2025, and 1/3 on March 30, 2026.

(4)	Options are 1/3 vested as at December 31, 2023, with the remainder vesting on May 19, 2024 and May 19, 2025.
(5)	Options are 1/3 vested as at December 31, 2023, with the remainder vesting on April 6, 2024 and April 6, 2025.

(6) Share-based awards to NEOs in table above included RSUs, PSUs and prior to 2017, DSUs in the case of the CEO. PSUs vest three years from date of grant, and a portion of the number of PSUs to vest is subject to a Market Price performance factor measured over a three-year performance period from grant date, resulting in a possible PSU vesting range from 50% to 150%. For the calculations above, an assumption of 100% PSU to be vested has been used.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2023. The value of the Option-based awards vested during the year in the table below is the difference between the closing price of a Common Share of the Company on the TSX at the close of the particular 2023 vesting date and the exercise price of the Option. The value of the share unit-based awards vested during the year in the table below is the closing price of a Common Share of the Company on the TSX as at the 2023 vesting date. The non-Equity Incentive Plan compensation earned during the year in the table below represents the NEOs 2023 annual short-term incentive.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-Equity Incentive Plan compensation – Value earned during the year ($)
George Paspalas	21,512	518,657	705,175
Fausto Di Trapani	-	418,415	274,828
Peter Megaw	18,644	435,698	106,373
Jim Mallory	-	34,668	178,365
Michael Curlook	4,589	110,455	91,200

Annual Burn Rate of the Equity Compensation Plans

The following table sets forth the total number of Option, RSU, PSU and DSU awards intended for or granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards assuming that each is settled in Common Shares of the Company:

Fiscal Year	Weighted Average Common Shares Outstanding for the year ended December 31	Option Plan		Share Unit Plan - RSUs		Share Unit Plan – PSUs (1x) (3)		DSU Plan
		# Granted	% of Common Shares Outstanding (1)	# Granted	% of Common Shares Outstanding (1)	# Granted	% of Common Shares Outstanding (1)	# Granted (2)	% of Common Shares Outstanding (1)
2023	102,486,986	236,928	0.23	56,425	0.06	156,861	0.15	78,474	0.08
2022	98,420,906	230,089	0.23	84,644	0.09	87,375	0.09	37,037	0.04
2021	95,181,258	100,000	0.10	10,000	0.01	Nil	Nil	60,031	0.06
3-year Average	98,696,383	187,048	0.20	31,548	0.03	50,063	0.05	56,546	0.06

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year or for the period, by the weighted average number of Common Shares outstanding during the year or for the period.

(2) DSUs granted include DSUs granted in lieu of retainer for those directors that so elected under the Company’s DSU Plan.

(3) The number PSUs to vest is subject to performance factors, resulting in a PSU vesting distribution range in 2020 from 50% to 150% and in 2022 from 50% to, in very limited circumstances, 200%. A PSU multiplier of 0.5 times and 1.5 times, has therefore been assigned to the PSUs for these years, to reflect the possible range of ultimate PSUs that will vest.

MAG Silver Corp.	2024 Management Information Circular

The total annual burn rate of all the combined equity awards granted in each year 2023, 2022 and 2021 is:

•	assuming PSUs vest at the 0.5 times multiple: 0.44%, 0.40%, and 0.17%, respectively;

•	assuming PSUs vest at the 1 times multiple: 0.52%, 0.45%, and 0.17%, respectively; and

•	assuming PSUs vest at the 1.5 times multiple: 0.59%, 0.49%, and 0.17%, respectively.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table provides information regarding the number of securities authorized for issuance under the Option Plan, Share Unit Plan, and DSU Plan, as at the end of the Company’s most recently completed financial year ended December 31, 2023, at which time there were 102,972,650 shares issued and outstanding:

Plan Category	Number of securities to be issued upon exercise of outstanding units (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,765,223 (1.71%)	$17.56	4,413,136 (1) (4.29%)
Equity compensation plans not approved by security holders	Nil (-%)	n/a	Nil (-%)
Total	1,765,223 (1.71%)	$17.56	4,413,136 (1) (4.29%)

(1) As at December 31, 2023, there were 4,172,185 share-based awards available for grant under these combined share compensation arrangements. The maximum number of Common Shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding Common Shares on a non-diluted basis, and within that limit, shares issuable under the Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding Common Shares on a non-diluted basis.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs, other than Dr. Megaw, whose services are contracted under the terms of an FSA between the Company and IMDEX (see Interest of Informed Persons in Material Transactions below).

The employment agreements prescribe the terms of employment for each of Messrs. Paspalas, Di Trapani, Mallory and Curlook and, amongst other things, set out their base salary and eligibility for incentive-based awards (annual discretionary bonus and annual equity incentive grants).

For purposes of the following employment agreements, a “Change of Control” includes the acquisition by a person of 50% or more of the Common Shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the Common Shares of the Company or the reorganized entity; a Shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent Board shall be considered as though such individuals were members of the incumbent Board unless assumptions of office occurred as a result of a proxy contest).

MAG Silver Corp.	2024 Management Information Circular

These employment agreements may be terminated by the Company at any time. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

Mr. George Paspalas:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of his target bonus for the year in which the termination occurs.

Change of Control: In the event that his employment agreement is terminated without Cause within six months of a Change of Control, the Company is required to pay an amount equal to two times the sum of annual base salary, and an amount equal to two times the sum of his target bonus for the year in which the termination occurs. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Fausto Di Trapani:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to nine months’ base salary, plus an additional one month for each full year of service, to a maximum of 12 months total.

Change of Control: In the event that his employment agreement is terminated without Cause within six months of a Change of Control, the Company is required to pay an amount equal to one and a half times the sum of annual base salary, and an amount equal to the bonus paid in the previous year or in the event that no previous bonus was paid, an amount equal to the target bonus. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Jim Mallory:

Termination for Cause: The Company is not required to make any additional payments.

Termination without Cause: The Company is required to pay an amount equal to nine months’ base salary, plus an additional one month for each full year of service, to a maximum of 12 months total.

Change of Control: In the event that his employment agreement is terminated without Cause within three months of a Change of Control, the Company is required to pay an amount equal to the sum of his annual base salary in affect for that fiscal year, plus the annual bonus paid to him for the previously completed fiscal year. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

Mr. Michael Curlook:

Resignation or Retirement: The Company is required to pay an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the last day of the notice period and the denominator of which is 365.

Termination for Cause: The Company is not required to make any additional payments.

MAG Silver Corp.	2024 Management Information Circular

Termination without Cause: The Company is required to pay an amount equal to three months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months. NEO is paid an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid).

Change of Control: In the event that his employment agreement is terminated within three months of a Change of Control(1), the Company is required to pay an amount equal to the sum of his annual base salary in affect for that fiscal year, plus the annual bonus paid to him for the previously completed fiscal year. Any outstanding Options, rights or other entitlements for the purchase or acquisition of securities become immediately fully vested on the date of termination and any unexercised portion of such Options or other securities will be exercisable for 90 days.

An estimate of the amount of these payments, assuming that the triggering event giving rise to such payments occurred on December 31, 2023, is set out in the table below and is more fully described in the section that follows.

NEO		Resignation or Retirement	Termination Without Cause	Change of Control
		($)	($)	($)
George Paspalas	Salary	N/A	1,340,000	1,340,000
	Annual Incentive Plan	N/A	1,340,000	1,340,000
	Share-based Awards	N/A	Nil	1,174,977
	Option-based Awards	N/A	Nil	Nil
Fausto Di Trapani	Salary	N/A	351,667	633,000
	Annual Incentive Plan	N/A	Nil	274,828
	Share-based Awards	N/A	Nil	615,986
	Option-based Awards	N/A	Nil	Nil
Peter Megaw (1)	Salary	N/A	Nil	Nil
	Annual Incentive Plan	N/A	Nil	Nil
	Share-based Awards	N/A	Nil	Nil
	Option-based Awards	N/A	Nil	Nil
Jim Mallory	Salary	N/A	316,250	345,000
	Annual Incentive Plan	N/A	Nil	178,365
	Share-based Awards	N/A	Nil	511,292
	Option-based Awards	N/A	Nil	Nil
Michael Curlook	Salary	Nil	280,000	240,000
	Annual Incentive Plan	80,621	91,200	80,840
	Share-based Awards	Nil	Nil	203,844
	Option-based Awards	Nil	Nil	Nil

(1) The FSA with IMDEX does not include Termination and Change of Control benefits.

_________________________________

(1) Mr. Curlook’s single-trigger Employment Agreement is a legacy agreement with the Company.

MAG Silver Corp.	2024 Management Information Circular

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw

Dr. Peter Megaw, of Arizona, USA, is a principal of Cascabel and IMDEX. The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Project to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals and their representatives.

In addition, Cascabel and IMDEX have been and continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for any exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the Statement of Executive Compensation), during the year ended December 31, 2023, the Company accrued or paid Cascabel and IMDEX the following additional amounts under an FSA between the parties: general exploration, consulting, travel and administration fees of US$233,786. These costs do not include drilling and assays, which are contracted out independently from Cascabel and IMDEX.

The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration programs and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the FSA between the Company and Cascabel/IMDEX, a ‘right of first refusal’ has been granted to the Company to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant the Company the right of first refusal to examine all silver properties currently in their control or brought to their attention by others. The Company, and solely at the Company’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to the Company. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to the Company, a reasonably negotiated finder’s fee may be payable by the Company to Cascabel on any new property of merit, but no portion would be attributable or payable to Dr. Megaw.

MAG Silver Corp.	2024 Management Information Circular

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR+ website at https://www.sedarplus.ca/.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2023, and related management discussion and analysis may be viewed on the SEDAR+ website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

MAG Silver Corp.	2024 Management Information Circular

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 8th day of May 2024.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
“George Paspalas”
George Paspalas President and Chief Executive Officer

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MAG Silver Corp.	2024 Management Information Circular

EXHIBIT A – BOARD MANDATE

BOARD OF DIRECTORS MANDATE

1.	PURPOSE

The members of the Board of Directors (the “Board”) are responsible for supervising the management of the business and affairs of MAG Silver Corp. (the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer (“CEO”), to pursue the best interests of the Company.

2.	MEMBERSHIP

2.1.	Number of Members

Subject to compliance with applicable law, the Company’s constating documents, and any agreements or other arrangements concerning the size of the Board, the Board shall be comprised of such number of members as determined by the Board from time to time.

2.2.	Independence of Members

A majority of the members of the Board shall be independent within the meaning of the provisions of National Instrument 52-110 – Audit Committees, as may be amended from time to time.

2.3.	Term of Members

At each annual meeting of the Company’s shareholders, the Board must permit shareholders to vote on the election of all members of the Board. Each member of the Board shall serve until the member resigns, ceases to be qualified for service as a member of the Board or is removed in compliance with applicable law.

2.4.	Chair of the Board

Subject to compliance with any agreements or other arrangements concerning such matter, the members of the Board shall designate a Chair by majority vote of the full Board membership, following consideration of the recommendation of the Governance and Nomination Committee.

The Chair shall be an independent member of the Board.

In the absence of the Chair, the members of the Board present may appoint a chair from their number for such meeting.

2.5.	General

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Each director is expected to attend all meetings of the Board and any Board committee of which he or she is a member. Directors are expected to have read and considered, in advance of each meeting, the materials sent to them and to actively participate in the meetings.

MAG Silver Corp.	2024 Management Information Circular

Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the Chair.

Directors may serve on the boards of other public issuers so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public issuer.

3.	MEETINGS

3.1.	Number of Meetings

The Board shall meet as often as the Board considers appropriate to fulfill its responsibilities, but in any event no less than once per fiscal quarter.

3.2.	Quorum

No business may be transacted by the Board at a meeting unless a quorum of the Board is present, as specified in the Company’s Articles.

3.3.	Secretary and Minutes

The Corporate Secretary, his or her designate, or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained in sufficient detail to convey the substance of all discussions held and shall be, on a timely basis, subsequently presented to the Board for approval.

3.4.	Attendance of Non-Members

The Board may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities.

3.5.	Meetings of Independent Directors

The independent directors shall regularly hold an in-camera session, at which management and non-independent directors are not present, and the agenda for each Board meeting will afford an opportunity for such a session. The independent directors may also, at their discretion, hold ad hoc meetings that are not attended by management and non-independent directors.

3.6.	Access to Management and Books and Records

The Board shall have free and unrestricted access at all times, either directly or through its duly appointed representatives, to the Company’s management and employees and the books and records of the Company.

3.7.	Property Site Visits

To the extent practicable, directors shall endeavour to visit at least one of the Company’s properties on an annual basis.

4.	RESPONSIBILITIES

The Board shall have the specific functions and responsibilities outlined below and may, subject to compliance with application law, delegate such functions and responsibilities to a committee of the Board. In addition to these responsibilities, the Board shall perform the functions and responsibilities required of a Board by the Company’s governing corporate statute, applicable Canadian securities laws, any exchange upon which securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time or as the Board otherwise considers necessary or appropriate.

MAG Silver Corp.	2024 Management Information Circular

4.1.	Strategy and Plans

(a)	Strategy

On an annual basis, the Board shall review and approve, with or without modification, the Company’s three- to five-year strategy, as prepared by management. In discharging this responsibility, the Board shall review the strategy in light of emerging trends, the competitive environment, the capital markets, the significant business practices and products, the opportunities and risks for the businesses of the Company, and industry practices.

(b)	Strategy Monitoring

The Board shall periodically review management’s implementation of the Company’s strategy, and review and approve any material amendments to, or variances from, such strategy.

(c)	Budget and Authorization for Expenditures

On an annual basis, the Board shall review and approve, with or without modification, an annual capital and operating budget for the Company, as well as any policies and processes prepared by management relating to the authorization of major investments and significant allocations of capital. In addition, the Board shall review and approve additional significant capital expenditures outside of the annual budget process when required.

4.2.	Risk Management

(a)	General

At least annually, the Board shall review reports provided by management and by each of the committees of the Board on the principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to identify, assess, manage and mitigate these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

(b)	Verification of Controls

The Board shall confirm that appropriate internal, financial, non-financial and business control and management information systems have been established, and are being maintained, by management.

(c)	ESG

The Board shall provide oversight of material environmental, social and governance matters such that the Company is mitigating potential risks and capitalizing on appropriate opportunities.

4.3.	Financial-Related Matters

(a)	Approval of Annual Financial Reports

The Board shall review the annual audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and financial performance (MD&A), as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, the Board shall approve, with or without modification, the annual financial statements and the related MD&A.

(b)	Approval of Interim Financial Reports

The Board shall review the interim financial statements of the Company, the auditors’ review report thereon, if any, and the related MD&A, as well as the Audit Committee’s recommendations in respect of the approval thereof. After completing its review, the Board shall approve, with or without modification, the interim financial statements and the related MD&A.

MAG Silver Corp.	2024 Management Information Circular

(c)	Nomination

The Board shall: (i) review the recommendations of the Audit Committee concerning the external auditors to be nominated; and (ii) approve, with or without modification, the nomination of the external auditors.

4.4.	Human Resource Management

(a)	CEO

The Board shall: (i) review the recommendations of the Compensation and Human Resources Committee concerning the appointment and other material terms of employment (including compensation, any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the CEO, including the adoption, amendment and termination of such agreements, arrangements or plans; and (ii) approve, with or without modification, such appointment and terms of employment.

On an annual basis, the Board shall: (i) review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the corporate and individual goals and objectives relevant to the compensation of the CEO; and (ii) monitor and review the CEO’s performance against such goals and objectives.

(b)	Senior Executives

The Board shall: (i) review the recommendations of the Compensation and Human Resources Committee concerning the appointment and other material terms of employment (including compensation, any severance arrangements or plans and any benefits to be provided in connection with a change in control) for the Chief Financial Officer (“CFO”) and other “Named Executive Officers” of the Company (as such term is defined in Form 51-102F6 – Statement of Executive Compensation) (the CFO and other Named Executive Officers, excluding the CEO, are collectively referred to herein as the “Senior Executives”), and for the Corporate Secretary, including the adoption, amendment and termination of such agreements, arrangements or plans; and (ii) approve, with or without modification, such appointment and terms of employment.

On an annual basis, the Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the corporate and individual goals and objectives relevant to the compensation of the Senior Executives.

(c)	Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair. The Board shall also periodically review any recommendations of the Compensation and Human Resources Committee with respect to succession planning matters concerning the CEO and Senior Executives, as well as general executive development programs. These reviews shall include consideration of the objectives of the Company’s Diversity, Equity and Inclusion Policy.

(d)	Integrity of the CEO and Senior Executives

The Board shall, to the extent feasible, satisfy itself as to the integrity of the CEO and the Senior Executives and that the CEO and the Senior Executives strive to create a culture of integrity throughout the Company.

(e)	Director Remuneration

The Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the remuneration (fees and/or retainer) to be paid to, and the benefits to be provided, to members of the Board in connection with the discharge of their responsibilities.

(f)	Equity-Based Compensation Plans

The Board shall review and approve, with or without modification, the recommendations of the Compensation and Human Resources Committee concerning the adoption or amendment of equity-based compensation plans of the Company.

MAG Silver Corp.	2024 Management Information Circular

4.5.	Nomination Matters

(a)	General

The Board shall periodically review reports of the Governance and Nomination Committee concerning nomination matters.

(b)	Nominee Identification

The Board shall review the recommendations of the Governance and Nomination Committee concerning the potential nominees for election or appointment to the Board and, after considering: (i) the results of the Board and director effectiveness evaluation process; (ii) the competencies, skills and other qualities that the Governance and Nomination Committee considers to be necessary for the Board as a whole to possess, the competencies, skills and other qualities that the Governance and Nomination Committee considers each existing director to possess, and the competencies, skills and other qualities each new nominee would bring to the boardroom; (iii) the amount of time and resources that nominees have available to fulfill their duties as Board members; (iv) the objectives of the Diversity, Equity and Inclusion Policy of the Company; and (v) any applicable independence and/or other requirements, approve, with or without modification, the individual nominees for consideration by, and presentation to, the shareholders at the Company’s next annual meeting of shareholders or appointment to the Board between such meetings.

(c)	Committees of the Board

The Board shall annually evaluate the performance, and review the work, of its committees. The Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the individual directors to serve on (or to depart from) the standing committees of the Board and, after considering: (i) the qualifications for membership on each committee; (ii) the extent to which there should be a policy of periodic rotation of directors among the committees; and (iii) the number of boards and other committees on which the directors serve, approve the appointment of such directors to (or departure from) the committees as the Board considers advisable. In addition, the Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the appointment of the Chair of each standing committee of the Board, and shall approve the appointment of such committee Chairs.

(d)	Director Independence

The Board shall periodically review the Board’s and the Board committees’ ability to act independently from management in fulfilling their responsibilities and in doing so the Board shall (i) review the application and evaluation by the Governance and Nomination Committee of the director independence standards applicable to members of the Board and (ii) review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning a reduction or increase in the number of independent directors.

(e)	Board and Committee Size

The Board shall review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning a reduction or increase to the size of the Board or any Board committee.

(f)	Board Renewal

The Board shall review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning mechanisms of Board renewal (e.g., a retirement age or term limits for directors).

(g)	Diversity, Equity and Inclusion Policy

The Board has adopted a Diversity, Equity and Inclusion Policy and shall review any recommendations of the Governance and Nomination Committee concerning the adoption of any additional measurable objectives for achieving diversity on the Board. If considered appropriate, the Board shall approve, with or without modification, any amendments to the Diversity, Equity and Inclusion Policy to reflect such additional measurable objectives.

MAG Silver Corp.	2024 Management Information Circular

(h)	Majority Voting

The Board has adopted a Majority Voting Policy and shall review the recommendations of the Governance and Nomination Committee concerning resignations of directors pursuant to the Company’s Majority Voting Policy in respect of the election of directors. If considered appropriate, the Board shall accept or reject any such resignation, in accordance with the terms of the Company’s Majority Voting Policy.

4.6.	Corporate Governance

(a)	General

The Board shall periodically review reports of the Governance and Nomination Committee concerning corporate governance matters.

(b)	Position Descriptions

The Board has approved position descriptions or mandates, as applicable, for the Chair, the Lead Director (if any), the CEO, and the chair of each Board committee. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to such position descriptions.

(c)	Code of Ethics and Other Material Policies

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company, among others. The Board shall periodically review the reports of the Governance and Nomination Committee relating to compliance with, material departures from, and investigations and any resolutions of complaints received under, the Code. In addition to the Code, the Board has adopted a number of other material policies of the Company, all of which can be found on the Company’s website at www.magsilver.com/corporate/governance/. The Board shall periodically review the recommendations of the Governance and Nomination Committee concerning changes to the Code or other material policies, or the adoption of further policies and approve, with or without modification, the adoption of any such changes or new policies.

(d)	Board Mandate Review

The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to this Mandate.

(e)	Committees of the Board

The Board has established an Audit Committee; a Compensation and Human Resources Committee; a Governance and Nomination Committee; a Technical Committee; and a Health, Safety, Environment and Community Relations Committee. Subject to applicable law, the Board may establish other Board committees or merge or dissolve any Board committee at any time.

The Board has delegated to each Board committee those responsibilities set out in each Board committee’s charter and shall approve charters for any new Board committee. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning changes to the charters for each Board committee.

The Board shall annually, or as otherwise required or considered advisable, review the recommendations of the Governance and Nomination Committee concerning the individual directors to serve on the standing committees of the Board and, after considering: (i) the qualifications for membership on each committee; (ii) the extent to which there should be a policy of periodic rotation of directors among the committees; and (iii) the number of boards and other committees on which the directors serve, approve the appointment of such directors to the committees.

(f)	Director Orientation and Continuing Education

Each new director shall participate in the Company’s orientation program and each director shall participate in the Company’s continuing director education programs. The Board shall periodically review and approve, with or without modification, any recommendations of the Governance and Nomination Committee concerning proposed changes to the Company’s orientation program and continuing director education programs.

MAG Silver Corp.	2024 Management Information Circular

4.7.	Communications

(a)	General

The Board has adopted a Timely Disclosure, Confidentiality and Insider Trading Policy for the Company. If consensus cannot be reached at a meeting of the disclosure committee created pursuant to the Timely Disclosure, Confidentiality and Insider Trading Policy, the Board shall consider the matter.

(b)	Shareholders

The Company will inform its shareholders of its progress through annual financial reporting materials, annual information form, quarterly interim reports and periodic press releases. Directors and management will be available at the Company’s annual meeting to respond to questions from shareholders at that time. In addition, the Company shall maintain on its website a contact email address that will permit shareholders to provide feedback directly to the Chair or, in the event the Board has determined that it is in the best interests of the Company to not require the Chair to be independent, the Lead Director.

5.	OUTSIDE ADVISORS

The Board shall have the authority to retain and terminate, from a source independent of management, external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

6.	NO RIGHTS CREATED

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles, it is not intended to establish any legally binding obligations.

Last reviewed and approved by the Board on March 8, 2024.